Product supplement no. 109-I   **Registration Statement No. 333-130051**
To prospectus dated December 1, 2005 and   **Dated December 31, 2007**
prospectus supplement dated October 12, 2006   **Rule 424(b)(2)**

JPMorganChase

JPMorgan Chase & Co.

Principal Protected Asset Allocation Notes Linked to the Performance of the Best Performing of the Three Reference Portfolios Each Comprised of Four Asset Classes

General

- JPMorgan Chase & Co. may offer and sell from time to time Principal Protected Asset Allocation Notes (the "notes") linked to the performance of the best performing of the three Reference Portfolios, each comprised of four Asset Classes: (i) a weighted basket of one or more currencies relative to a Reference Currency, (ii) the Dow Jones – AIG Commodities Index℠, (iii) the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. Dollars and (iv) a weighted basket of equity indices consisting of one or more of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the MSCI EAFE® Index, the NASDAQ-100 Index® and the Russell 2000® Index. This product supplement no. 109-I describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.

- The notes are the senior unsecured obligations of JPMorgan Chase & Co.

- Payment is linked to the performance of the best performing of the three Reference Portfolios as described below.

- Unless otherwise specified in the relevant terms supplement, full principal protection if the notes are held to maturity.

- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal plus the Additional Amount, if any.

- The Additional Amount will depend on the performance of the Reference Portfolios and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per $1,000 principal amount of notes will equal the greater of: (a) zero, (b) $1,000 multiplied by the Conservative Portfolio Return multiplied by the Participation Rate, if applicable, (c) $1,000 multiplied by the Balanced Portfolio Return multiplied by the Participation Rate, if applicable, or (d) $1,000 multiplied by the Growth Portfolio Return, multiplied by the Participation Rate, if applicable, *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-37.

- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.

- Investing in the notes is not equivalent to investing in the Reference Portfolios or any of the components of the Asset Classes, or any other instruments linked to any Reference Portfolio or component of the Asset Classes.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Payment at Maturity: Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount of notes of $1,000 plus the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable).

Maturity Date: As specified in the relevant terms supplement, the maturity date of the notes is subject to postponement as described under "Description of Notes — Payment at Maturity."

(continued on next page)

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 109-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 31, 2007

Additional Amount	The Additional Amount will relate to the Portfolio Return of the best performing of the three Reference Portfolios: the Conservative Portfolio, the Balanced Portfolio and the Growth Portfolio. The Reference Portfolios will be comprised of the same classes of assets but with different weightings.
	The Additional Amount will equal the greater of:
	(a) zero;
	(b) $1,000 multiplied by the Conservative Portfolio Return multiplied by the Participation Rate, if applicable;
	(c) $1,000 multiplied by the Balanced Portfolio Return multiplied by the Participation Rate, if applicable; or
	(d) $1,000 multiplied by the Growth Portfolio Return multiplied by the Participation Rate, if applicable;
	provided that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.
Portfolio Return:	Unless otherwise specified in the relevant terms supplement, the Portfolio Return, with respect to each Reference Portfolio, will equal the sum of the Asset Class Returns multiplied by their respective Asset Class Weights, calculated as follows:
	(Currency Basket Return x Currency Basket Weight) + (Commodities Index Return x Commodities Index Weight) + (Equity Basket Return x Equity Basket Weight) + (Bond Index Return x Bond Index Weight)
Asset Class Return:	Unless otherwise specified in the relevant terms supplement, with respect to each Asset Class, the "Asset Class Return" refers to the Currency Basket Return, the Commodities Index Return, the Equity Basket Return and the Bond Index Return, as applicable, and each calculated as set forth herein.
Asset Class Weights:	The relevant Asset Class Weights for each Reference Portfolio will be set forth in the relevant terms supplement.
Minimum Return:	If applicable, then the Additional Amount will equal at least the amount specified as the Minimum Return in the relevant terms supplement.
Maximum Return:	If applicable, then the Additional Amount will equal no more than the amount specified as the Maximum Return in the relevant terms supplement.
Participation Rate:	A percentage, which may be more or less than 100%, as specified in the relevant terms supplement. If the participation rate is less than 100% you will participate in less than full change in value of the Asset Classes. If the participation rate is greater than 100% you will participate in the change in value of the Asset Classes on a leveraged basis.
Currency Basket:	A basket of one or more currencies that will measure the performance of the exchange rates of the Underlying Currencies versus the Reference Currency.
Underlying Currencies:	The applicable Underlying Currencies or Underlying Currency will be specified in the relevant terms supplement. In certain cases (as specified in the relevant terms supplement), only one Underlying Currency may compose the entire Currency Basket. We refer herein to such Underlying Currency or Underlying Currencies generally as "Underlying Currencies".
Underlying Currency Weight:	The relative weights of the applicable Underlying Currencies will be specified in the relevant terms supplement and will be fixed for the term of the notes. For example, assuming there are four Underlying Currencies, the relevant terms supplement may specify that each Underlying Currency has an equal weight in the Currency Basket, in which case each Underlying Currency makes up 1/4 of the value of the Currency Basket, or the relevant terms supplement may specify a different weighting for each of the four Underlying Currencies. If there is only one Underlying Currency, that Underlying Currency will be weighted as 100% of the Currency Basket.
Reference Currency:	The Reference Currency will be U.S. Dollars unless otherwise specified in the relevant terms supplement.
Commodities Index:	The Dow Jones – AIG Commodities Index^{SM}.
Bond Index:	The JPMorgan GBI Global Bond Total Return Index Hedged into U.S. Dollars.
Equity Basket:	A basket comprised of one or more of the Underlying Equity Indices.
Underlying Equity Indices:	One or more of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the MSCI EAFE® Index, the NASDAQ-100 Index® and the Russell 2000® Index. We

refer herein to such Underlying Equity Index or Underlying Equity Indices generally as "Underlying Equity Indices."

Valuation Date: The Portfolio Return for each Reference Portfolio, will be calculated either on a single date, which we refer to as the "Observation Date" or several dates, each of which we refer to as an "Ending Averaging Date" as specified in the relevant terms supplement: for the Currency Basket, either the Currency Basket Observation Date or the Currency Basket Ending Averaging Dates, for the Commodities Index, either the Commodities Index Observation Date or the Commodities Index Ending Averaging Dates, for the Equity Basket, either the Equity Basket Observation Date or the Equity Basket Ending Averaging Dates, and, for the Bond Index, either the Bond Index Observation Date or the Bond Index Ending Averaging Dates, in each case as specified in the relevant terms supplement.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 109-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 109-I and with respect to JPMorgan Chase & Co. This product supplement no. 109-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 109-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 109-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 109-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 109-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. • nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. • nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. • and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. • and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

    i.   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment;

    ii.   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication;

    iii.   the number of contacted investors should be relatively small;

    iv.   investors should receive complete and precise information on the proposed investment;

    v.   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient;

    vi.   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina; and

    vii.   the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement have not been and will not be registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, provided we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the *"Comissão de Valores Mobiliários"* — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been or will be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

i.   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

ii.   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

iii.   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

iv.   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia *(Registro Nacional de Valores y Emisores)* kept by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) or in the Colombian Stock Exchange *(Bolsa de Valores de Colombia)*.

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (Sala General de la Superintendencia de Valores), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the

Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

i. Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

ii. Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

iii. Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

iv. Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial

Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

v. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   a. the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   b. the size of the investor's securities portfolio exceeds €500,000;

   c. the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

   i. expressly requested the AFM to be considered as a qualified investor; and

   ii. been entered on the register of qualified investors maintained by the AFM;

vi. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

   a. an average number of employees during the financial year of at least 250;

   b. total assets of at least €43,000,000; or

   c. an annual net turnover of at least €50,000,000.

vii. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

viii. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

ix. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

   i. an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code *(Burgerlijk Wetboek)* addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

   ii. "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 109-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 109-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (Comisión Nacional de Valores) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (Banco Central de Venezuela) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 109-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Principal Protected Asset Allocation Notes.

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the performance of the best performing of the three Reference Portfolios, each comprised of four Asset Classes: (i) a weighted basket of one or more currencies relative to a Reference Currency, (ii) the Dow Jones — AIG Commodities Index℠, (iii) the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. Dollars and (iv) a weighted basket of equity indices consisting of one or more of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the MSCI EAFE® Index, the NASDAQ-100 Index® and the Russell 2000® Index. The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

At maturity, the notes will pay the principal amount plus an additional payment, if any (the "Additional Amount"), which, unless otherwise provided in the relevant terms supplement, will be related to the value of the best performing of three reference portfolios: the Conservative Portfolio, the Balanced Portfolio and the Growth Portfolio (each a "Reference Portfolio" and together the "Reference Portfolios"). The Reference Portfolios will be comprised of the same classes of assets but with different weightings. We will be obligated to repay the principal amount of the notes, plus the Minimum Return, if any, specified in the relevant terms supplement, at maturity regardless of any changes in the value of the Reference Portfolios. The Additional Amount, if any, subject to the Maximum Return, if any, as specified in the relevant terms supplement, will be paid at the stated maturity date of the notes, together with the principal amount of the notes unless otherwise described in the relevant terms supplement. Other terms relating to particular notes we may offer, including any special tax considerations, will be described in the relevant terms supplement.

On the stated maturity date, which will be specified in the relevant terms supplement, you will receive the principal amount of your note plus the Additional Amount, if any. There will be no periodic interest or other payments on the notes.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 109-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

Unless otherwise specified in the relevant terms supplement, a "business day" is any day, other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day in which transactions in U.S. dollars are not conducted.

We will irrevocably deposit with The Depository Trust Company ("DTC") no later than the opening of business on the applicable date funds sufficient to make payments of the amount payable at maturity with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market or by private agreement.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day as specified herein or in the relevant terms supplement, as applicable, or if a Valuation Date is postponed as described below. We will specify, in each case if applicable, the Participation Rate, Minimum Return, Maximum Return, and any other applicable payment terms in the relevant terms supplement.

The return on the notes will be linked to the performance during the term of the notes of the best performing of the three Reference Portfolios. Each Reference Portfolio will be comprised of four asset classes (each, an "Asset Class" and, collectively, the "Asset Classes"). The Asset Classes will consist of:

(a) a weighted basket of one or more currencies (the "Currency Basket") that will measure the performance of the exchange rates of those currencies (each, an "Underlying Currency" and, collectively, the "Underlying Currencies") versus U.S. Dollars (the "Reference Currency");

(b) the Dow Jones — AIG Commodities Index℠ ("DJAIG") (the "Commodities Index");

(c) the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. dollars, which can be found at Bloomberg ticker "JHDCGBIG" or as otherwise made available by JPMSI as described below (the "Bond Index"); and

(d) a basket of one or more equity indices (the "Equity Basket") consisting of the S&P 500® Index ("SPX"), the Dow Jones EURO STOXX 50® Index ("SX5E"), the Nikkei 225 Index ("NKY"), the MSCI EAFE® Index ("EFA"), the NASDAQ-100 Index® ("NDX") and the Russell 2000® Index ("RUT") (each an "Underlying Equity Index" and collectively the "Underlying Equity Indices").

The notes do not pay interest at regular periods. Instead, at maturity you will receive $1,000 for each $1,000 principal amount of your notes plus the Additional Amount, if any, subject to the Maximum Return, if any.

Unless as otherwise specified in the related terms supplement, at maturity, the "Additional Amount," subject to the Maximum Return or Minimum Return, if any, for each $1,000 principal amount of notes will equal the greater of:

(a) zero;

(b) $1,000 multiplied by the Conservative Portfolio Return multiplied by the Participation Rate, if any;

(c) $1,000 multiplied by the Balanced Portfolio Return multiplied by the Participation Rate, if any; or

(d) $1,000 multiplied by the Growth Portfolio Return multiplied by the Participation Rate, if any.

The "Portfolio Return", with respect to each Reference Portfolio, will equal the sum of the Asset Class Returns multiplied by their respective Asset Class Weights, calculated as follows:

(Currency Basket Return x Currency Basket Weight) + (Commodities Index Return x Commodities Index Weight) + (Equity Basket Return x Equity Basket Weight) + (Bond Index Return x Bond Index Weight)

The "Asset Class Weight" means, with respect to the applicable Reference Portfolio, the percentage allocation of the applicable Asset Class in such Reference Portfolio specified in the relevant terms supplement.

With respect to each Asset Class, the "Asset Class Return" refers to the Currency Basket Return, the Commodity Index Return, the Equity Basket Return and the Bond Index Return, as applicable and each calculated as set forth below.

The "Participation Rate," if applicable, will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement. If the participation rate is less than 100% you will participate in less than full change in value of the Asset Classes. If the participation rate is greater than 100% you will participate in the change in value of the Asset Classes on a leveraged basis.

The "Minimum Return" or the "Maximum Return," if applicable, will each be a fixed dollar amount per $1,000 principal amount of notes and will be specified in the relevant terms supplement.

The "Valuation Date" means, for each Reference Portfolio, either a single date, which we refer to as the "Observation Date" or several dates, each of which we refer to as an "Ending Averaging Date" as specified in the relevant terms supplement: for the Currency Basket, either the Currency Basket Observation Date or the Currency Basket Ending Averaging Dates, for the Commodities Index, either the Commodities Index Observation Date or the Commodities Index Ending Averaging Dates, for the Equity Basket, either the Equity Basket Observation Date or the Equity Basket Ending Averaging Dates, and, for the Bond Index, either the Bond Index Observation Date or the Bond Index Ending Averaging Dates, in each case as defined below and as specified in the relevant terms supplement.

If, due to a market disruption event or otherwise, one or more of the Currency Basket Valuation Date, Commodities Index Valuation Date, Equity Index Valuation Date or Bond Index Valuation Date is postponed, as described below (any such Asset Class affected by such postponement, a "Disrupted Asset Class"), so that it falls less than three business days prior to the scheduled maturity date the maturity date will be the third business day following the Valuation Date for such Disrupted Asset Class, as postponed (or, if there are two or more Disrupted Asset Classes and the Valuation Date, as postponed, for any one Disrupted Asset Class is different from such Valuation Date, as postponed, for one or more other Disrupted Asset Class, the latest of such Valuation Dates), unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of the Notes — Market Disruption Events."

In the event that any Asset Class becomes a Disrupted Asset Class, each Portfolio Return shall be determined by using (1) the Asset Class Return for each Asset Class (other than any such Disrupted Asset Class) calculated on the originally scheduled Valuation Date and (2) the Asset Class Return for any such Disrupted Asset Class calculated on the Valuation Date, as postponed. For the avoidance of doubt, under these circumstances, the Calculation Agent will calculate the Portfolio Return for each Reference Portfolio using Asset Class Returns calculated on different days.

Currency Basket

Unless otherwise specified in the relevant terms supplement, the "Currency Basket Return," as calculated by the Calculation Agent, is the percentage change of the Currency Basket calculated by comparing the Ending Currency Basket Level to the Starting Currency Basket Level. The Currency Basket Return, unless otherwise specified in the relevant terms supplement, is formulated as follows:

$$\frac{\text{Ending Currency Basket Level} - \text{Starting Currency Basket Level}}{\text{Starting Currency Basket Level}}$$

The "Starting Currency Basket Level" will be set to equal 100 on the pricing date, or the last Initial Currency Basket Averaging Date, if applicable, or such other figure or date or dates specified in the relevant terms supplement.

The "Ending Currency Basket Level" will be equal to the Currency Basket Closing Level on the Currency Basket Observation Date or an arithmetic average of the Currency Basket Closing Levels on each of the Currency Basket Ending Averaging Dates or such other date or dates as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Currency Basket Closing Level" on any relevant currency business day will be calculated as follows:

$100 \times [1 + (\text{Underlying Currency Return}_1 \times \text{Underlying Currency Weight}_1) + (\text{Underlying Currency Return}_2 \times \text{Underlying Currency Weight}_2) + \ldots + (\text{Underlying Currency Return}_N \times \text{Underlying Currency Weight}_N)]$, where N is the number of Underlying Currencies.

The Underlying Currencies and Underlying Currency Weights will be set forth in the relevant terms supplement and will remain fixed for the term of the notes.

Unless otherwise specified in the relevant terms supplement, for each Underlying Currency, on any currency business day, the "Underlying Currency Return" reflects the performance of such Underlying Currency, expressed as a percentage, from the relevant Starting Spot Rate to the relevant Ending Spot Rate on such currency business day and will be calculated as follows:

$$\frac{\text{Ending Spot Rate} - \text{Starting Spot Rate}}{\text{Starting Spot Rate}}$$

Unless otherwise specified in the relevant terms supplement, for each Underlying Currency, the "Starting Spot Rate" will be the Spot Rate on the pricing date or the arithmetic average of the Spot Rates on each of the Initial Currency Basket Averaging Dates or such other date or dates as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, for each Underlying Currency, the "Ending Spot Rate" will be the Spot Rate on the relevant Currency Basket Observation Date or the arithmetic average of the Spot Rate on each of the Currency Basket Ending Averaging Dates or any other currency business day or currency business dates on which the Ending Spot Rate is to be calculated, as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, for each Underlying Currency, the "Spot Rate" on any currency business day will be the Reference Currency per the Underlying Currency's spot rate in the interbank market, expressed as either (i) the amount of Reference Currency per one Underlying Currency, as reported by Reuters Group PLC ("Reuters") on the relevant page or by Bloomberg, L.P. ("Bloomberg") on the relevant page, or any Reuters or Bloomberg substitute page, or (ii) one divided by the amount of Underlying Currency per one unit of Reference Currency, as reported by Reuters on the relevant page or by Bloomberg on the relevant page, or any Reuters or Bloomberg substitute page. The relevant terms supplement will specify whether the Reuters or Bloomberg spot rate is used, the relevant page on which the spot rate can be found, and the approximate time of the day at which the relevant page will be consulted to determine the spot rate.

Unless otherwise specified in the relevant terms supplement, if the amount of Reference Currency per one Underlying Currency, or one divided by the amount of Underlying Currency per one unit of Reference Currency, as applicable, used by the Calculation Agent to determine the Spot Rate for any Underlying Currency on any Currency Basket Valuation Date or Initial Currency Basket Averaging Date, if applicable, in each case that is a currency business day, is not available on the relevant Reuters or Bloomberg page or any relevant Reuters or Bloomberg substitute page, the Spot Rate used to determine the Ending Spot Rate for such Underlying Currency will equal the noon buying rate in New York on the applicable Currency Basket Valuation Date or Initial Currency Basket Averaging Date, if applicable, for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate").

Unless otherwise specified in the relevant terms supplement, a "currency business day," with respect to a Underlying Currency, is, (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occurs in the location specified in the relevant terms supplement.

The Initial Currency Basket Averaging Dates, if applicable, will be set forth in the relevant terms supplement and any such date is subject to adjustment as described below. The "Currency Basket Valuation Date" will either be a single date, which we refer to as the "Currency Basket Observation Date" or several dates, each of which we refer to as a "Currency Basket Ending Averaging Date." The Currency Basket Valuation Date will be specified in the relevant terms supplement and any such date is subject to adjustment as described below.

Unless otherwise specified in the relevant terms supplement, a "Rate Unavailability Date," with respect to a Underlying Currency, is a day on which the Spot Rate for such Underlying Currency cannot be determined by reference to the relevant Reuters or Bloomberg page or any relevant Reuters or Bloomberg substitute page and the Noon Buying Rate for such Underlying Currency is not announced.

Unless otherwise specified in the relevant terms supplement, the "Rate Quotation Process" means the alternative determination of the Spot Rate described in this paragraph. If the Spot Rate for any Underlying Currency is to be determined by the Rate Quotation Process, the Spot Rate for such Underlying Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at the Specified Time (as defined below) for the purchase or sale for deposits in the relevant currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the "Reference Banks"). If fewer than three Reference Banks provide spot quotations at the Specified Time, then the Spot Rate for such Underlying Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at the Specified Time from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. Notwithstanding the foregoing, if no spot quotation for such Underlying Currency as described above is available, then the Spot Rate for such Underlying Currency will be the rate that the Calculation Agent, in its sole discretion, determines to be fair and commercially reasonable under the circumstances at the Specified Time.

The "Specified Time" means the applicable date and time specified below under "Notes with a Maturity of More Than One Year" or "Notes with a Maturity of Not More Than One Year," as applicable, relating to the Rate Quotation Process if a Currency Basket Valuation Date or an Initial Currency Basket Averaging Date, if applicable, is not a currency business day or is a Rate Unavailability Date with respect to any Underlying Currency.

Notes with a Maturity of More Than One Year

If (A) a Currency Basket Valuation Date or a Initial Currency Basket Averaging Date, if applicable, is (1) not a currency business day with respect to any Underlying Currency or (2) a Rate Unavailability Date with respect to any Underlying Currency (any such Underlying Currency affected by a non-currency business day or a Rate Unavailability Date, a "Disrupted Underlying Currency"), the applicable Currency Basket Valuation Date or Initial Currency Basket Averaging Date will be the later of (x) in the case of a postponement due to a non-currency business day, the immediately succeeding currency business day for such Disrupted Underlying Currency (subject to further postponement as described in (y) below if such day is a Rate Unavailability Date for such Disrupted Underlying Currency) and (y) in the case of a postponement due to a Rate Unavailability Date, the immediately succeeding currency business day for such Disrupted Underlying Currency; *provided* that if a Currency Basket Valuation Date or a Initial Currency Basket Averaging Date, if applicable, is postponed, the Ending Currency Basket Level on such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as postponed, will be determined by using (i) the applicable Spot Rate for each Underlying Currency (other than any such Disrupted Underlying Currency) on the originally scheduled Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable, (ii) in connection with any postponement due to a non-currency business day for a Disrupted Underlying Currency, the Spot Rate for any such Disrupted Underlying Currency on the immediately succeeding currency business day (or if such immediately succeeding business day is a Rate Unavailability Date, the Spot Rate as determined by the Rate Quotation Process at approximately 11:00 a.m., New York City time, on the second currency business day immediately following such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable) and (iii) in connection with any postponement due to a Rate Unavailability Date for a Disrupted Underlying Currency, the Spot Rate for any such Disrupted Underlying Currency as determined by the Rate Quotation Process at approximately 11:00 a.m., New York City time, on the currency business day immediately following such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable.

In no event, however, will any Currency Basket Valuation Date or Initial Currency Basket Averaging Date, if applicable, be postponed more than ten business days following the date originally scheduled to be such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable. If the tenth business day following the date originally scheduled to be the applicable Currency Basket Valuation Date or Initial Currency Basket Averaging Date is (1) not a currency business day with respect to any Disrupted Underlying Currency or (2) a Rate Unavailability Date with respect to any Disrupted Underlying Currency, the Calculation Agent will determine, unless otherwise specified in the relevant terms supplement, the applicable Spot Rate for any such Disrupted Underlying Currency for such date using the Rate Quotation Process at approximately 2:00 p.m., New York City time, on such day.

Notes with a Maturity of Not More Than One Year

If (A) a Currency Basket Valuation Date or a Initial Currency Basket Averaging Date, if applicable, is (1) not a currency business day with respect to any Underlying Currency or (2) a Rate Unavailability Date with respect to any Underlying Currency (any such Underlying Currency affected by a non-currency business day or a Rate Unavailability Date, a "Disrupted Underlying Currency"), the applicable Currency Basket Valuation Date or Initial Currency Basket Averaging Date will be the later of (x) in the case of a postponement due to a non-currency business day, the immediately succeeding currency business day for such Disrupted Underlying Currency (subject to further postponement as described in (y) below if such day is a Rate Unavailability Date for such Disrupted Underlying Currency) and (y) in the case of a postponement due to a Rate Unavailability Date, the immediately succeeding currency business day for such Disrupted Underlying Currency; *provided* that no Currency Basket Valuation Date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the final Currency Basket Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Currency Valuation Date"); and *provided*, *further*, that if a Currency Basket Valuation Date or a Initial Currency Basket Averaging Date, if applicable, is postponed, the Basket Closing Level on such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as postponed, will be determined by using (i) the applicable Spot Rate for each Underlying Currency (other than any such Disrupted Underlying Currency) on the originally scheduled Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable, (ii) in connection with any postponement due to a non-currency business day for a Disrupted Underlying Currency, the Spot Rate for any such Disrupted Underlying Currency on the immediately succeeding currency business day (or if such immediately succeeding business day is a Rate Unavailability Date, the Spot Rate as determined by the Rate Quotation Process at approximately 11:00 a.m., New York City time, on the second currency business day immediately following such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable) and (iii) in connection with any postponement due to a Rate Unavailability Date for a Disrupted Underlying Currency, the Spot Rate for any such Disrupted Underlying Currency as determined by the Rate Quotation Process at approximately 11:00 a.m., New York City time, on the currency business day immediately following such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable.

In no event, however, will any Currency Basket Valuation Date or Initial Currency Basket Averaging Date, if applicable, be postponed more than ten business days following the date originally scheduled to be such Currency Basket Valuation Date or Initial Currency Basket Averaging Date, as applicable. If the tenth business day following the date originally scheduled to be the applicable Currency Basket Valuation Date or Initial Currency Basket Averaging Date is (1) not a currency business day with respect to any Disrupted Underlying Currency or (2) a Rate Unavailability Date with respect to any Disrupted Underlying Currency, the Calculation Agent will determine, unless otherwise specified in the relevant terms supplement, the applicable Spot Rate for any such Disrupted Underlying Currency for such date using the Rate Quotation Process at approximately 2:00 p.m., New York City time, on such day.

Notwithstanding the foregoing, if any Currency Basket Valuation Date has been postponed to the Final Disrupted Valuation Date (treating any such Currency Basket Valuation Date that is not the final Basket Valuation Date as if it were the final Basket Valuation Date), and such Final Disrupted Valuation Date is (1) not a currency business day with respect to any Disrupted Underlying Currency or (2) a Rate Unavailability Date with respect to any Disrupted Underlying Currency, the Calculation Agent will determine, unless otherwise specified in the relevant terms supplement, the applicable Spot Rate for any such Disrupted Underlying Currency for such date using the Rate Quotation Process at approximately 2:00 p.m., New York City time, on such day. **For the avoidance of doubt, in no event will any Currency Basket Valuation Date occur after the Final Disrupted Valuation Date.**

Commodities Index

Unless otherwise specified in the relevant terms supplement, the "Commodities Index Return," as calculated by the Calculation Agent, is the percentage change in the Commodities Index Closing Level calculated by comparing the Ending Commodities Index Level to the Starting Commodities Index Level. The Commodities Index Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\frac{\text{Ending Commodities Index Level} - \text{Starting Commodities Index Level}}{\text{Starting Commodities Index Level}}$$

The "Starting Commodities Index Level" will be the Commodities Index Closing Level on the pricing date, or the arithmetic average of the Commodities Index Closing Levels on each of the Initial Commodities Index Averaging Dates, if applicable, or such other date or dates specified in the relevant terms supplement.

The "Ending Commodities Index Level" will be the Commodities Index Closing Level on the Commodities Index Valuation Date, or the arithmetic average of the Commodities Index Closing Level on each of the Commodities Index Ending Averaging Dates, or such other date or dates specified in the relevant terms supplement.

The "Commodities Index Closing Level" on any Commodities Index Trading Day will equal either (a) the closing level of the Commodities Index or any Commodities successor index (as defined below) for the applicable Commodities Index Trading Day published by Dow Jones & Company, Inc. ("Dow Jones") (as described under "The Dow Jones – AIG Commodity Index℠ — Calculations") or (b) the closing level of the Commodities successor index or alternative calculation of the Commodities Index (as described under "The Dow Jones – AIG Commodity Index℠ — Discontinuation of the Dow Jones — AIG Commodity Index℠; Alteration of Method of Calculation") at the regular official weekday close of the relevant exchange or market of the Commodities Index or any Commodities successor index last to close on the applicable Commodities Index Trading Day.

A "Commodities Index Trading Day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the Calculation Agent, on which trading is generally conducted on (i) the Commodities Index or any Commodities successor index and (ii) futures contracts constituting more than 80% of the value of the Commodities Index or such Commodities successor index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing level of the Commodities Index or such Commodities successor index.

The "Initial Commodities Index Averaging Dates", if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Commodities Index Averaging Date is not a Commodities Index Trading Day, or there is a market disruption event on such Initial Commodities Index Averaging Date, the applicable Initial Commodities Index Averaging Date will be the immediately succeeding Commodities Index Trading Day during which no market disruption event shall have occurred or be continuing.

In no event, however, will any Initial Commodities Index Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Commodities Index Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Commodities Index Averaging Date is not a Commodities Index Trading Day, or there is a market disruption event on such tenth business day, the Calculation Agent will determine the Commodities Index Closing Level for such date in accordance with the formula for and method of calculating such Commodities Index Closing Level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled Commodities Index Trading Day of each futures contract most recently constituting the Commodities Index.

The "Commodities Index Valuation Date(s)", which will either be a single date, which we refer to as the "Commodities Index Observation Date", or several dates, each of which we refer to as a "Commodities Index Ending Averaging Date", will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If a Commodities Index Valuation Date is not a Commodities Index Trading Day or there is a market disruption event on such Commodities Index Valuation Date, the applicable Commodities Index Valuation Date will be the immediately succeeding Commodities Index Trading Day during which no market disruption event for such shall have occurred or be continuing.

In no event, however, will any Commodities Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Commodities Index Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Commodities Index Valuation Date is not a trading day, or there is a market disruption event on such tenth business day, the Calculation Agent will determine the Commodities Index Closing Level for such date in accordance with the formula for and method of calculating such Commodities Index Closing Level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled Commodities Index Trading Day of each futures contract most recently constituting the Commodities Index.

Equity Basket

Unless otherwise specified in the relevant terms supplement, the "Equity Basket Return," as calculated by the Calculation Agent, is the percentage change in the value of the Equity Basket calculated by comparing the Ending Equity Basket Level to the Starting Equity Basket Level. The relevant terms supplement will specify the manner in which the Ending Equity Basket Level will be determined. The Equity Basket Return, unless otherwise specified in the relevant terms supplement, is formulated as follows:

$$\frac{\text{Ending Equity Basket Level} - \text{Starting Equity Basket Level}}{\text{Starting Equity Basket Level}}$$

Unless otherwise specified in the relevant terms supplement, the "Starting Equity Basket Level" will be set equal to 100 on the pricing date, or the last Initial Equity Basket Averaging Date, if applicable, or on such other date or dates as specified in the relevant terms supplement.

The "Ending Equity Basket Level" will be equal to the Equity Basket Closing Level on the Equity Basket Observation Date, or an arithmetic average of the Equity Basket Closing Levels on each of the Equity Basket Ending Averaging Dates or such other date or dates as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Equity Basket Closing Level" on any Equity Trading Day will be calculated as follows:

$100 \times [1 + ((\text{Underlying Equity Index Return}_1 \times \text{Underlying Equity Index Return Weighting}_1) + (\text{Underlying Equity Index Return}_2 \times \text{Underlying Equity Index Return Weighting}_2) + \ldots + (\text{Underlying Equity Index Return}_N \times \text{Underlying Equity Index Return Weighting}_N)]$, where N is the number of Underlying Equity Indices.

Unless otherwise specified in the relevant terms supplement, the "Underlying Equity Index Return," as calculated by the Calculation Agent, is the percentage change in the Underlying Equity Index Closing Level for the relevant Underlying Equity Index calculated by comparing the Underlying Equity Index Closing Level on the Equity Basket Observation Date, or the arithmetic average of the Underlying Equity Index Closing Level on each of the Equity Basket Ending Averaging Dates, or such other date or dates specified in the relevant terms supplement to the Underlying Equity Index Closing Level on the pricing date, or the arithmetic average of the Underlying Equity Index Closing Level on each of the Initial Equity Basket Averaging Dates, or such other date or dates specified in the relevant terms supplement.

The "Underlying Equity Index Return" for the relevant Underlying Equity Index on any Equity Trading Day, unless otherwise specified in the relevant terms supplement, is formulated as follows:

$$\frac{\text{Ending Underlying Equity Index Level} - \text{Starting Underlying Equity Index Level}}{\text{Starting Underlying Equity Index Level}}$$

The "Starting Underlying Equity Index Level" for the relevant Underlying Equity Index will be the Underlying Equity Index Closing Level on the pricing date, or the arithmetic average of the Underlying Equity Index Closing Level on each of the Initial Equity Basket Averaging Dates or such other date or dates as specified in the relevant terms supplement.

The "Ending Underlying Equity Index Level" will be the Underlying Equity Index Closing Level on the Equity Basket Observation Date or the arithmetic average of the Underlying Equity Index Closing Level on each of the Equity Basket Ending Averaging Dates as specified in the relevant terms supplement.

With respect to each Underlying Equity Index, the "Underlying Equity Index Closing Level" on any Equity Trading Day will equal the official closing level of such Underlying Equity Index or any successor index thereto published following the regular official weekday close of trading for such Underlying Equity Index on that Equity Trading Day. In certain circumstances, the "Underlying Equity Index Closing Level" will be based on the alternate calculation of such Underlying Equity Index described under the index description section for the relevant Underlying Equity Index.

An "Equity Trading Day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the Calculation Agent, on which trading is generally conducted on (i) the relevant exchanges (as defined below) for securities underlying an Underlying Equity Index or the relevant successor index or successor index fund, if applicable, and (ii) the exchanges on which futures or options contracts related to such Underlying Equity Index or the relevant successor index or successor index fund, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.

The "Initial Equity Basket Averaging Dates", if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Equity Basket Averaging Date is not an Equity Trading Day with respect to any Underlying Equity Index, or there is a market disruption event with respect to any Underlying Equity Index on such Initial Equity Basket Averaging Date (any such Underlying Equity Index affected by a non-trading day or a market disruption event, a "Disrupted Underlying Equity Index"), the applicable Initial Equity Basket Averaging Date will be the immediately succeeding Equity Trading Day for any such Disrupted Underlying Equity Index during which no market disruption event for such Disrupted Underlying Equity Index shall have occurred or be continuing (or, if there are two or more Disrupted Underlying Equity Indices and the immediately succeeding Equity Trading Day for any one Disrupted Underlying Equity Index during which no market disruption event for such Disrupted Underlying Equity Index shall have occurred or be continuing is different from such date for one or more other Disrupted Underlying Equity Index, the latest of such dates); *provided* that the Underlying Equity Index Closing Level on such Initial Equity Basket Averaging Date, as postponed, shall be determined by using (1) the closing level or closing price, as applicable, for each Underlying Equity Index (other than any such Disrupted Underlying Equity Index) on the originally scheduled Initial Equity Basket Averaging Date and (2) the closing level or closing price, as applicable, for any such Disrupted Underlying Equity Index on the immediately succeeding Equity Trading Day for such Disrupted Underlying Equity Index during which no market disruption event for such Disrupted Underlying Equity Index shall have occurred or be continuing. For the avoidance of doubt, under these circumstances, the Calculation Agent will calculate the Underlying Equity Closing Level for such Initial Equity Basket Averaging Date using the closing levels or prices of the Disrupted Underlying Equity Indices on different trading days.

In no event, however, shall any Initial Equity Basket Averaging Date be postponed more than ten business days following the date originally scheduled to be such Equity Basket Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Equity Basket Averaging Date is not an Equity Trading Day with respect to any Disrupted Underlying Equity Index, or there is a market disruption event with respect to any Disrupted Underlying Equity Index on such tenth business day, the Calculation Agent will determine the closing level or closing price for any such Disrupted Underlying Equity Index for such date in accordance with the formula for and method of calculating such closing level or closing price, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting such Disrupted Underlying Equity Index.

The "Equity Basket Valuation Date(s)" will either be a single date, which we refer to as the "Equity Basket Observation Date", or several dates, each of which we refer to as an "Equity Basket Ending Averaging Date". The Equity Basket Valuation Date(s) will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

If an Equity Basket Valuation Date is not an Equity Trading Day with respect to any Underlying Equity Index, or there is a market disruption event with respect to any Underlying Equity Index on such Equity Basket Valuation Date, the applicable Equity Basket Valuation Date will be the immediately succeeding Equity Trading Day for any such Disrupted Underlying Equity Index during which no market disruption event for such Disrupted Underlying Equity Index shall have occurred or be continuing (or, if there are two or more Disrupted Underlying Equity Indices and the immediately succeeding Equity Trading Day for any one Disrupted Underlying Equity Index during which no market disruption event for such Disrupted Underlying Equity Index shall have occurred or be continuing is different from such date for one or more other Disrupted Underlying Equity Index, the latest of such dates); *provided* that the Underlying Equity Index Closing Level on such Equity Basket Valuation Date, as postponed, shall be determined by using (1) the closing level or closing price, as applicable, for each Underlying Equity Index (other than any such Disrupted Underlying Equity Index) on the originally scheduled Equity Basket Valuation Date and (2) the closing level or closing price, as applicable, for any such Disrupted Underlying Equity Index on the immediately succeeding Equity Trading Day for such Disrupted Underlying Equity Index during which no market disruption event for such Disrupted Underlying Equity Index shall have occurred or be continuing. For the avoidance of doubt, if an Equity Basket

Valuation Date is to be postponed as described above, and there are two or more Disrupted Underlying Equity Indices and the first Equity Trading Day on which there is no market disruption event relating to the First Disrupted Underlying Equity Index is different from such Equity Trading Day for one or more of the other Disrupted Underlying Equity Index, such Equity Basket Valuation Date will be postponed to the latest of such Equity Trading Days. Under such circumstances, the Calculation Agent will calculate the Basket Closing Level for such Equity Basket Valuation Date using the closing level or price of the Disrupted Underlying Equity Indices on different Equity Trading Days.

In no event, however, shall any Equity Basket Valuation Date be postponed more than ten business days following the date originally scheduled to be such Equity Basket Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Equity Basket Valuation Date is not an Equity Trading Day with respect to any Disrupted Underlying Equity Index, or there is a market disruption event with respect to any Disrupted Underlying Equity Index on such tenth business day, the Calculation Agent will determine the closing level or closing price for any such Disrupted Underlying Equity Index for such date in accordance with the formula for and method of calculating such closing level or closing price, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting such Disrupted Underlying Equity Index.

Bond Index

Unless otherwise specified in the relevant terms supplement, the "Bond Index Return," as calculated by the Calculation Agent, is the percentage change in the Bond Index Closing Level calculated by comparing the Ending Bond Index Level to the Starting Bond Index Level. The Bond Index Return, unless otherwise specified in the relevant terms supplement, is formulated as follows:

$$\frac{\text{Ending Bond Index Level} - \text{Starting Bond Index Level}}{\text{Starting Bond Index Level}}$$

The "Starting Bond Index Level" will be Bond Index Closing Level on the pricing date, or the arithmetic average of the Bond Index Closing Level on each of the Initial Bond Index Averaging Dates, if applicable, or such other date or dates specified in the relevant terms supplement.

The "Ending Bond Index Level" will be the Bond Index Closing Level on the Bond Index Observation Date, or the arithmetic average of the Bond Index Closing Levels on each of the Bond Index Ending Averaging Dates, or such other date or dates specified in the relevant terms supplement.

The "Bond Index Closing Level" on any Bond Index Trading Day will equal either (a) the closing level of the Bond Index or any Bond successor index on the applicable Bond Index Trading Day (as described under "The JPMorgan GBI Global Bond Total Return Index — Calculations") or (b) the closing level of the Bond successor index or alternative calculation of the Bond Index (as described under "The JPMorgan GBI Global Bond Total Return Index — Discontinuation of the JPMorgan GBI Global Bond Total Return Index; Alteration of Method of Calculation") at the regular official weekday close of the relevant exchange or market of the Bond Index or Bond successor index last to close on the applicable Bond Index Trading Day.

A "Bond Index Trading Day" is a day, as determined by the Calculation Agent, on which the Bond Index or any Bond successor index is calculated and published.

The "Initial Bond Index Averaging Dates", if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Bond Index Averaging Date is not a Bond Index Trading Day, or there is a market disruption event on such Initial Bond Index Averaging Date, the applicable Initial Bond Index Averaging Date will be the immediately succeeding Bond Index Trading Day during which no market disruption event shall have occurred or be continuing.

In no event, however, will any Initial Bond Index Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Bond Index Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Bond Index Averaging Date is not a Bond Index Trading Day, or there is a market disruption event on such tenth business day, the Calculation Agent will determine the Bond Index Closing Level for such date in accordance with the formula for and method of calculating such Bond Index Closing Level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant government bonds has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled Bond Index Trading Day of each government bond most recently constituting the Bond Index.

The "Bond Index Valuation Date(s)", which will either be a single date, which we refer to as the "Bond Index Observation Date", or several dates, each of which we refer to as a "Bond Index Ending Averaging Date", will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If a Bond Index Valuation Date is not a Bond Index Trading Day or there is a market disruption event on such Bond Index Valuation Date, the applicable Bond Index Valuation Date will be the immediately succeeding Bond Index Trading Day during which no market disruption event for such shall have occurred or be continuing.

In no event, however, will any Bond Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Bond Index Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Bond Index Valuation Date is not a trading day, or there is a market disruption event on such tenth business day, the Calculation Agent will determine the Bond Index Closing Level for such date in accordance with the formula for and method of calculating such Bond Index Closing Level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled Bond Index Trading Day of each government bond most recently constituting the Bond Index.

RISK FACTORS

*Your investment in the notes will involve certain risks. The notes will not pay interest or guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in any of the components of the Asset Classes. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.***

The notes differ from conventional debt securities.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we will not pay interest on the notes and your total payment at maturity will be based on the performance of the best performing Reference Portfolio. If the Portfolio Return of the best performing of the Reference Portfolios does not exceed, or in certain cases, equal, the initial value of such Reference Portfolio (calculated as the sum of the Starting Currency Basket Level, the Starting Commodities Index Level, the Starting Equity Basket Level and the Starting Bond Index Level, each multiplied by the relevant Asset Class Weight) (such value, the "Starting Value") at maturity you will receive only the principal amount plus the Minimum Return, if any, for each $1,000 principal amount of notes, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable principal amount of each note (plus the Minimum Return, if any) will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes may not pay more than the applicable principal amount plus the Minimum Return, if any, at maturity.

If the Portfolio Return of the best performing Reference Portfolios does not exceed, or in certain cases, equal, the Starting Value for such Reference Portfolio, at maturity you will receive only the principal amount plus the Minimum Return, if any, for each $1,000 principal amount of notes, unless otherwise specified in the relevant terms supplement. This will be true even if the value of the best performing Reference Portfolio was greater than the Starting Value at some time during the term of the notes but later falls below the Starting Value. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Each Reference Portfolio will perform differently due to the different Asset Class Weightings assigned to them.

Although the Asset Classes within each Reference Portfolio are the same, the weight that each Asset Class is assigned will be different for each of the three Reference Portfolios. Therefore, changes in values of an Asset Class will have a different effect on the value of each Reference Portfolio. To the extent that changes in the value of the Asset Classes correlate with each other, the changes could be material.

Changes in the value of the Asset Classes or of the components of an Asset Class may offset each other.

Since the notes are linked to the performance of Reference Portfolios composed of four Asset Classes, price movements between Asset Classes or between the components of an Asset Class that has more than one component may not correlate with each other. At a time when the value of an Asset Class or a component of an Asset Class increase, the value of other Asset Classes or other components of the same Asset Class may not increase as much or may decline. Therefore, in calculating the Portfolio Return, increases in the value of some of the Asset Classes or components may be moderated, or more than offset, by lesser increases or declines in the level of the other Asset Classes or other components.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

If the Participation Rate is less than 100%, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant term sheet, of the performance of the best performing Reference Portfolio. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the positive performance of the best performing Reference Portfolio.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

If the notes have a Maximum Return specified in the terms supplement, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount of notes specified in the relevant terms supplement as the Maximum Return. In these circumstances, the Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Portfolio Return of the best performing Reference Portfolio, and Participation Rate, would otherwise be greater than the Maximum Return.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the best performing Reference Portfolio has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Early redemption of the notes may adversely affect your return on the notes.

If the notes are designated as callable notes in the relevant terms supplement and we redeem them early, you will only receive the call price specified in the relevant terms supplement and not a payment based on the best performing Reference Portfolio at maturity. The call price may be lower than the return, if any, you would have received on the notes at maturity even in cases where the best performing Reference Portfolio has appreciated since the date of the issuance of the notes.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. or another agent is willing to buy the notes. If at any time J.P. Morgan Securities Inc. does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of price of the components of each Asset Class on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the components of each Asset Class. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the components of the Asset Classes;

- the time to maturity of the notes;

- interest and yield rates in each of the Underlying Currencies' and Reference Currency's countries;

- the exchange rate and the volatility of the exchange rate among each of the Underlying Currencies;

- changes in correlation (the extent to which the individual components of each Asset Class as well as the Asset Classes themselves increase or decrease in value to the same degree at the same time) between the individual components of each Asset Class as well as the Asset Classes themselves;

- suspension or disruption of market trading in any or all of the Underlying Currencies, the Reference Currency, the commodities that compose the Commodities Index, the stock markets of the securities that compose each Underlying Equity Index and the government bonds that compose the Bond Index;

- economic, financial, political, regulatory or judicial events that affect the value of the Underlying Currencies or Reference Currency or the economies of the originating countries of such currencies;

- the market price of the physical commodities upon which the futures contracts that compose the Commodities Index are based or the exchange-traded futures contracts on such commodities;

- interest and yield rates in the markets of the securities composing each Underlying Equity Index;

- economic, financial, political, regulatory or judicial events that affect the stocks included in each Underlying Equity Index or stock markets generally and which may affect the closing level of each Underlying Equity Index, as applicable, on any Equity Trading Day;

- the exchange rate and the volatility of the exchange rate between the U.S. dollar and the various currencies relevant to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index;

- the market price of the government bonds comprising the Bond Index; and

- the creditworthiness of the governments issuing the government bonds comprising the Bond Index, including actual or anticipated downgrades in their credit ratings; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the applicable principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

If the term of the notes is not more than one year, significant aspects of the tax treatment of the notes may be uncertain.

The tax treatment of notes with a term of one year or less is unclear because there are no rules that specifically govern short-term contingent debt for U.S. federal income tax purposes. We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this product prospectus supplement. As a result, certain aspects of the tax treatment of an investment in such notes are uncertain. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 109-I and consult your tax adviser regarding your particular circumstances.

For notes with a term that exceeds one year, U.S. taxpayers will be required to pay taxes on the notes each year.

Notes with a term that exceeds one year will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of such notes based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the notes will be ordinary income in the case of notes with a term of more than one year. Any loss you may recognize upon the sale of notes with a term of more than one year will generally be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes and thereafter will be capital loss. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 109-I and consult your tax adviser regarding your particular circumstances.

State law limits the amount payable on the notes.

New York State law governs the indenture under which the notes will be issued. New York has certain usury laws that limit the amount of interest that may be charged and paid on loans, which includes debt securities such as the notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to instruments in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the notes, to the extent permitted by law, not to claim voluntarily the benefits of any laws concerning usurious rates of interest.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risk Factors Relating to the Currency Basket Component of a Reference Portfolio

In the following discussion, you should bear in mind that the relative effect of the risks described for this Asset Class will differ between each Reference Portfolio depending on the weighting of this Asset Class within the particular Reference Portfolio.

The Ending Currency Basket Level may be less than the value of the Currency Basket relative to the Reference Currency at other times during the term of the notes.

Because the Ending Currency Basket Level will equal the Currency Basket Closing Level on one or more Currency Basket Valuation Date(s) during the term of the notes, the value of the Currency Basket at the maturity date or at various other times during the term of the notes could be higher than the Ending Currency Basket Level. This difference could be particularly large if there is a significant increase in the value of the Currency Basket before or after the Currency Basket Valuation Date(s), or if there is a significant decrease in the value of the Currency Basket around the time of the Currency Basket Valuation Date(s) or if there is significant volatility in the Currency Basket level during the term of the notes (especially on dates near the Currency Basket Valuation Date(s)). For example, when the Currency Basket Valuation Date of the notes is near the end of the term of the notes, then if the Underlying Currencies steadily increase in value relative to the Reference Currency during the initial term of the notes and then steadily decrease back to the Starting Currency Basket Level, the Ending Currency Basket Level may be significantly less than if it were calculated on a date earlier than the Currency Basket Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in some or all of the Underlying Currencies or contracts related to some or all of the Underlying Currencies for which there is an active secondary market.

On the other hand, for notes with periodic Currency Basket Valuation Dates during the term of the notes the difference between the Currency Basket at maturity or at other times during the term of the notes could be particularly large, as compared to the level on each Currency Basket Valuation Date if there is a significant increase in the Currency Basket level during the latter portion of the term of the notes or there is significant volatility in the closing levels of the Currency Basket during the term of the notes.

For example, if notes have periodic Currency Basket Valuation Dates during the term of the notes and the Currency Basket level initially declines or remains relatively constant and then significantly increases above the Starting Currency Basket Level in the time after the pricing date and prior to maturity, the Ending Currency Basket Level will be significantly lower than the actual level of the Currency Basket at maturity. This is because the Ending Currency Basket Level will be based on the Currency Basket Closing Level on each of the periodic Currency Basket Valuation Dates. Similarly, if the Currency Basket Closing Level steadily increases during the term of the notes and then steadily decreases back to its starting level by maturity, the Ending Currency Basket Level will be significantly less than the Currency Basket level at its peak. A high Currency Basket Closing Level on one or more Currency Basket Valuation Dates including the final Currency Basket Valuation Date, may be substantially or entirely offset by a low level on one or more other Currency Basket Valuation Dates.

Similarly, if the notes have only one Currency Basket Valuation Date towards the end of the term, and the Currency Basket level increases during the first part of the term and then decreases back to the Starting Currency Basket Level by maturity, the Ending Currency Basket Level will be significantly less than the Currency Basket level at its peak.

Under either of these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in some or all of the Underlying Currencies, a combination of the Underlying Currencies or contracts relating to some or all of the Underlying Currencies for which there is an active secondary market.

The Underlying Currencies may not be equally weighted.

Unless otherwise specified in the relevant terms supplement, the notes will be linked through the Reference Portfolios to a weighted Currency Basket of currencies, each of which may have a different weight in determining the value of the Currency Basket, depending on the Underlying Currency weights specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Currency Basket will consist of four Underlying Currencies, with the applicable

Underlying Currency weights being 40%, 30%, 20% and 10%, respectively. One consequence of such an unequal weighting of the Underlying Currencies is that the same percentage change in two of the Underlying Currencies may have different effects on the Currency Basket Closing Level. For example, if the Underlying Currency weight for Underlying Currency A is greater than the Underlying Currency weight for Underlying Currency B, a 5% decrease in Underlying Currency A will have a greater effect on the Currency Basket Closing Level than a 5% decrease in Underlying Currency B.

Changes in the Spot Rates for the Underlying Currencies may offset each other.

Movements in the Spot Rates for the Underlying Currencies may not correlate with each other. At a time when the Spot Rates for some of the Underlying Currencies increase, the Spot Rates for other Underlying Currencies may not increase as much or may even decline. Therefore, in calculating the Ending Currency Basket Level, increases in the Spot Rates for some of the Underlying Currencies may be moderated, or more than offset, by lesser increases or decreases in the Spot Rates for the other Underlying Currencies. For example, in an equally weighted basket of four currencies with a single Observation Date near the end of the term of the notes, a 10% appreciation of each of the Spot Rates for two of the currencies from the pricing date to the Observation Date would be completely offset by a 10% decline of each of the Spot Rates for the remaining currencies from the pricing date to the Observation Date.

You can review a graph of the historical values of the Spot Rates for each of the Underlying Currencies in the relevant terms supplement under the caption "Historical Information." You cannot predict the future performance of any of the Underlying Currencies or of the Currency Basket as a whole, or whether an increase in the value of one or more of the Underlying Currencies against the Reference Currency will be offset by a decrease in the value of any of the other Underlying Currencies against the Reference Currency, based on their historical performance. In addition, there can be no assurance that the Ending Currency Basket Level will be higher than the Starting Currency Basket Level.

The value of the Currency Basket is related to changes in the value of each of the Underlying Currencies relative to the Reference Currency.

The value of any currency, including any Underlying Currency and the Reference Currency, may be affected by complex political and economic factors. The value of each Underlying Currency is at any moment a result of the supply and demand for such Underlying Currency as measured against the Reference Currency, and changes in the relative value of the currencies will result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country (or countries) of each Underlying Currency and the Reference Currency, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in such countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries, and other countries important to international trade and finance.

Each Reference Portfolio and the notes are subject to currency exchange risk.

Foreign currency exchange rates vary overtime, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating countries of the Underlying Currencies and the Reference Currency and economic and political developments in other countries important to international trade and commerce.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the originating countries of the Underlying Currencies and the Reference Currency and between each country and its major trading partners; and

- the extent of governmental surplus or deficit in the originating countries of the Underlying Currencies and the Reference Currency.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the originating countries of the Underlying Currencies and the Reference Currency and other countries important to international trade and finance.

The liquidity, trading value and amounts payable under the notes could be affected by the actions of the governments of the originating countries of the Underlying Currencies and the Reference Currency.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Underlying Currencies, the Reference Currency or any other currency.

Even though the Underlying Currencies and the Reference Currency are traded around-the-clock, if a secondary market for the notes develops, the notes may trade only during regular hours in the United States.

The interbank market for the Underlying Currencies and the Reference Currency is a global, around-the-clock market, and each Underlying Currency and the Reference Currency values are quoted 24 hours a day. Therefore, the hours of trading for the notes, if any, may not conform to the hours during which the Underlying Currencies and the Reference Currency are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets and, thus, in the Currency Basket level, that will not be reflected immediately in the market price, if any, of the notes.

The absence of last-sale and other information about the Underlying Currencies may affect the value of the Reference Portfolios and the notes.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the exchange rates used to calculate the Currency Basket Return. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating countries of the Underlying Currencies or the Reference Currency may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the Underlying Currencies and the Reference Currency and must be prepared to make special efforts to obtain that information on a timely basis.

The Currency Basket is not a recognized market index and may not accurately reflect global market performance.

The Currency Basket is not a recognized market index. The Currency Basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The value of the Currency Basket and, therefore, the Currency Basket performance amount, however, will not be published during the term of the notes. The Currency Basket does not reflect the performance of all major securities or currency markets, and may not reflect actual global market performance.

Changes in interest rate levels are expected to affect the trading value of the notes.

We expect that changes in interest rates will affect the trading value of the notes. In general, if interest rates of the originating country of the Reference Currency increase, we expect that the trading value of the notes will decrease and, conversely, if interest rates of the originating country of the Reference Currency decrease, we expect that the trading value of the notes will increase. If interest rates increase or decrease in markets based on any Underlying Currency, the trading value of the notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Underlying Currencies or the Reference Currency and, in turn, the exchange rates and therefore the value of the Currency Basket relative to the Reference Currency. Prior to maturity, the effects of the fluctuations of interest rates of the country issuing the Reference Currency and the interest rates of the countries issuing the Underlying Currencies may either offset or magnify each other.

Suspensions or disruptions of market trading in the currency markets and related futures may adversely affect the Additional Amount at maturity and/or the market value of the notes.

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur in a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Underlying Currencies and the Reference Currency, the Spot Rates for the Underlying Currencies and the Currency Basket and, therefore, the Additional Amount at maturity, if any, and/or the market value of the notes.

You have no recourse to the Spot Rate Reference Source.

You will have no rights against the Spot Rate Reference Source that publishes the value of the Underlying Currency Spot Rates. The notes are not sponsored, endorsed, sold or promoted by the Spot Rate Reference Source. The Spot Rate Reference Source makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular.

We or our affiliates may have adverse economic interests to the holders of the notes.

We or one of our affiliates may currently or from time to time engage in trading activities related to the Underlying Currencies or the Reference Currency. In the course of such business, we or our affiliates may acquire material nonpublic information with respect to such currency investments and, in addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to such currency investments or regarding expected movements in foreign currency exchange rates. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to such activities or future exchange rate movements.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Currency Basket Return, including the Currency Basket Closing Level on the Observation Date(s), the Starting Spot Rate and the Ending Spot Rate with respect to each Underlying Currency, the Additional Amount in cash, if any, we will pay you at maturity of the notes, and the Coupon Payment, if applicable. In addition, the Calculation Agent will determine whether any of the Underlying Currencies or the Reference Currency has been discontinued and whether there has been a material change in the method of calculating any of the Underlying Currencies or the Reference Currency, including the determination of the Spot Rate for an Underlying Currency if the Spot Rate is not available on the Spot Rate Reference Source. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the Calculation Agent, is entitled to exercise discretion.

Risk Factors Relating to the Commodities Index Component of a Reference Portfolio

In the following discussion, you should bear in mind that the relative effect of the risks described for this Asset Class will differ between each Reference Portfolio depending on the weighting of this Asset Class within the particular Reference Portfolio.

The Ending Commodities Index Level may be less than the Commodities Index level at other times during the term of the notes.

Because the Ending Commodities Index Level is calculated based on the Commodities Index Closing Level on one or more Commodities Index Valuation Dates during the term of the notes, the level of the Commodities Index at various other times during the term of the notes could be higher than the Ending Commodities Index Level. This difference could be particularly large if there is a significant increase in the level of the Commodities Index before and/or after the Commodities Index Valuation Date(s) or if there is a significant decrease in the level of the Commodities Index around the time of the Commodities Index Valuation Date(s) or if there is significant volatility in the Commodities Index level during the term of the notes (especially on dates near the Commodities Index Valuation Date(s)). For example, when the Commodities Index Valuation Date of the notes is near the end of the term of the notes, then if the level of the Commodities Index increases or remains relatively constant during the initial term of the notes and then decreases below the Starting Commodities Index Level, the Ending Commodities Index Level may be significantly less than if it were calculated on a date earlier than the Commodities Index Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Commodities Index, the futures contracts underlying the Commodities Index or the commodities underlying the Commodities Index.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Commodities Index and, therefore, the value of your notes.

Commodities Index calculation disruption events may require an adjustment to the calculation of the Commodities Index.

At any time during the term of the notes, the daily calculation of the Commodities Index may be adjusted in the event that AIG Financial Products ("AIG-FP") determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of, any futures contract used in the calculation of the Commodities Index on that day; the settlement price of any futures contract used in the calculation of the Commodities Index reflects the maximum permitted price change from the previous day's settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Commodities Index; or, with respect to any futures contract used in the calculation of the Commodities Index that trades on the London Metal Exchange (the "LME"), a business day on which the LME is not open for trading. Any such Commodities Index calculation disruption event may have an adverse impact on the value of the Commodities Index or the manner in which it is calculated. See "The Dow Jones — AIG Commodity Index^{SM} — Index Calculation Disruption Events."

AIG Financial Products may be required to replace a designated contract if the existing futures contract is terminated or replaced.

A futures contract known as a "Designated Contract" has been selected as the reference contract for most of the commodities included in the Commodities Index. See "The Dow Jones – AIG Commodity Index^{SM} — Designated Contracts for Each Commodity." Data concerning this Designated Contract will be used to calculate the Commodities Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by the Dow Jones — AIG Commodity Index^{SM} Oversight Committee to replace that Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the value of the Commodities Index.

Regulation of the commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict and may significantly and adversely affect the value of your notes.

Futures contracts markets, including those on which the Commodities Index is based, are subject to extensive statutes, regulations and margin requirements. The Commodities Futures Trading Commission and the commodities exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, some exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single five-minute trading period. These limits could adversely affect the market price of the futures contracts. The regulation of commodity transactions in the United States is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets. The effect of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to the interests of note holders.

Commodity prices may change unpredictably, affecting the Commodities Index level and the value of your notes in unforeseeable ways.

Trading in futures contracts associated with the commodities underlying the Commodities Index (the "Index Commodities") is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Commodities Index and the value of your notes in varying ways, and different factors may cause the value of different commodities included in the Commodities Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Historical performance of the Commodities Index should not be taken as an indication of the future performance of the Commodities Index during the term of the notes.

The actual performance of the Commodities Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Commodities Index. As a result, it is impossible to predict whether the level of the Commodities Index will rise or fall.

The notes are indexed to the Dow Jones — AIG Commodity Index^{SM}, not the Dow Jones — AIG Commodity Index Total Return^{SM}.

The notes are linked to the Dow Jones — AIG Commodity Index^{SM}, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities constituting the Commodities Index. In contrast, the Dow Jones — AIG Commodity Index Total Return^{SM} is a total return Commodities Index which, in addition to reflecting such returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the notes are linked to the Dow Jones — AIG Commodity Index^{SM}, the return on the notes will not include the total return feature of the Dow Jones — AIG Commodity Index Total Return^{SM}.

Risks associated with the Commodities Index may adversely affect the market price of the notes.

Because the notes are linked to the Commodities Index which reflects the return on exchange-traded futures contracts on nineteen different physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Commodities Index will be calculated in reliance upon historical price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Commodities Index. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Commodities Index for the following year. However, Dow Jones and AIG-FP may not discover every discrepancy. Furthermore, the annual weightings for the Commodities Index are determined each year in June and announced in July or August by AIG-FP under the supervision of the Dow Jones — AIG Commodity Index^{SM} Oversight Committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the Commodities Index and has no obligation to take the needs of any parties to transactions involving the Commodities Index into consideration when reweighting or making any other changes to the Commodities Index. Finally, subject to the minimum/maximum diversification limits described in "The Dow Jones — AIG Commodity Index^{SM} — Diversification Rules," the Index Commodities underlying the exchange-traded futures contracts included in the Commodities Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Higher future prices of the commodity futures contracts constituting the Commodities Index relative to their current prices may decrease the amount payable at maturity.

The Commodities Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Commodities Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in the Commodities Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain Index Commodities, such as gold, have historically traded in "contango" markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the Commodities Index.

Changes that affect the calculation of the Commodities Index will affect the market value of the notes and the amount you may receive at maturity.

The policies of Dow Jones and AIG-FP concerning the methodology and calculation of the Commodities Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Commodities Index and, therefore, could affect the amount payable on the notes at maturity and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if Dow Jones and AIG-FP, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Commodities Index, or if Dow Jones and AIG-FP discontinue or suspend calculation or publication of the Commodities Index, in which case it may become difficult to determine the market value of the notes. If events such as these occur, or if either the Starting Commodities Index Level or the Ending Commodities Index Level is not available because of a market disruption event or for any other reason, the Calculation Agent — which will be JPMSI, an affiliate of ours — will make a good faith estimate in its sole discretion of the Commodities Index level that would have prevailed in the absence of the market disruption event. If the Calculation Agent determines that the market disruption event is due to the fact that the publication of the Commodities Index is discontinued and that there is no successor index on the date when the Ending Commodities Index Level is required to be determined, the Calculation Agent will instead make a good faith estimate in its sole discretion of the Ending Commodities Index Level by reference to a group of commodities or indexes and a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Commodities Index. For more information, see the section below called "The Dow Jones – AIG Commodity Index℠ — Discontinuation of the Dow Jones – AIG Commodity Index℠; Alteration of Method of Calculation."

Trading and other transactions by AIG-FP and Dow Jones in the futures contracts constituting the Commodities Index and the underlying commodities may affect the value of the Commodities Index.

AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. AIG-FP and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the Commodities Index, the futures contracts underlying the Commodities Index or the Index Commodities. Certain of AIG-FP's affiliates may underwrite or issue other securities or financial instruments indexed to the Commodities Index and related indices, and Dow Jones and AIG-FP and certain of their affiliates may license the Commodities Index for publication or for use by unaffiliated third parties.

These activities could present conflicts of interest and could affect the value of the Commodities Index. For instance, a market maker in a financial instrument linked to the performance of the Commodities Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Commodities Index components in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in the Commodities Index, which in turn may affect the value of the Commodities Index. With respect to any of the activities described above, none of AIG-FP, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

We and our affiliates have no affiliation with AIG-FP and Dow Jones and are not responsible for their public disclosure of information.

We and our affiliates are not affiliated with AIG-FP or Dow Jones in any way (except for licensing arrangements discussed below) and have no ability to control AIG-FP or Dow Jones, including any errors in or discontinuation of disclosure regarding AIG-FP's methods or policies relating to the calculation of the Commodities Index. AIG-FP is under no obligation to continue to calculate the Commodities Index and is not required to calculate any successor index. If AIG-FP discontinues or suspends the calculation of the Commodities Index, it may become difficult to determine the market value of the notes or the amount payable at maturity. The Calculation Agent may designate a successor index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no successor index comparable to the Commodities Index exists, the amount in each Reference Portfolio attributable to the Commodities Index will be determined by the Calculation Agent in its sole discretion.

Risk Factors Relating to the Equity Basket Component of a Reference Portfolio

In the following discussion, you should bear in mind that the relative effect of the risks described for this Asset Class will differ between each Reference Portfolio depending on the weighting of this Asset Class within the particular Reference Portfolio.

The Underlying Equity Indices may not be equally weighted.

Unless otherwise specified in the relevant terms supplement, the notes will be linked through the Reference Portfolios to a weighted Equity Basket, which will be composed of up to three of the Underlying Equity Indices, each of which may have a different weight in determining the Equity Basket Closing Level, depending on the weights specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the weights for the three Underlying Equity Indices are 50%, 30% and 20%, respectively. One consequence of such an unequal weighting of the Underlying Equity Indices is that the same percentage change in two of the Underlying Equity Indices may have different effects on the Equity Basket Closing Level. For example, if the Underlying Equity Index weight for Underlying Equity Index A is greater than the Underlying Equity Index weight for Underlying Equity Index B, a 5% decrease in Underlying Equity Index A will have a greater effect on the Equity Basket Closing Level than a 5% decrease in Underlying Equity Index B.

Your return on the notes will not reflect dividends on the common stocks of the companies included in any of the Underlying Equity Indices.

Your return on the notes will not reflect the return you would realize if you actually owned the common stocks of the companies included in any of the Underlying Equity Indices and received the dividends paid on those stocks.

Owning the notes is not the same as owning an Underlying Equity Index or securities of which such Underlying Equity Index is comprised.

The return on your notes will not reflect the return you would realize if you actually purchased shares of an Underlying Equity Index or securities of which such Underlying Equity Index is comprised. You will not have any rights that holders of such instruments have.

The amount payable on the notes at maturity will not be adjusted for changes in exchange rates that affect the MSCI EAFE® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index.

Although the stocks composing the MSCI EAFE® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are traded in currencies other than U.S. dollars, and the notes, which are linked to these indices, are denominated in U.S. dollars, the amount payable on the notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on your notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of notes — Payment at Maturity."

If the Basket includes the Russell 2000® Index, an investment in the notes is subject to risks associated with small capitalization stocks.

The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

The sponsor of any Underlying Equity Index may adjust the Underlying Equity Index in a way that affects its level, and the Underlying Equity Index sponsor has no obligation to consider your interests.

The sponsors of any Underlying Equity Index are responsible for calculating and maintaining their respective Indices. Any Underlying Equity Index sponsor may add, delete or substitute the stocks underlying its Underlying Equity Index or make other methodological changes that could change the level of such Underlying Equity Index. You should realize that the changing of companies included in any Underlying Equity Index may affect its level because a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, any of the Underlying Equity Index sponsors may alter, discontinue or suspend calculation or dissemination of its respective Underlying Equity Index. Any of these actions could adversely affect the value of the notes. The Underlying Equity Index sponsors have no obligation to consider your interests in calculating or revising their respective indices.

We are not affiliated with any company included in any of the Underlying Equity Indices, unless otherwise specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, we are not affiliated with any of the companies whose stock is included in any of the Underlying Equity Indices to which the notes are linked, unless the S&P 500® Index is included as one of the Underlying Equity Indices to which your note is linked. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying any Underlying Equity Index or your notes. None of the money you pay us will go to the sponsor of any of the indices to which the notes are linked and none of the Underlying Equity Index sponsors will be involved in the offering of the notes in any way. The Underlying Equity Index sponsors will have no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your note.

If the market value of an Underlying Equity Index changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning each Underlying Equity Index to which your notes are linked. Accordingly, changes in the market value of each such Underlying Equity Index may not result in a comparable change in the market value of the notes.

Historical performance of an Underlying Equity Index should not be taken as an indication of the future performance of such Underlying Equity Index during the term of the notes.

The actual performance of an Underlying Equity Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of such Underlying Equity Index. As a result, it is impossible to predict whether the level of an Underlying Equity Index will rise or fall.

We and our affiliates have no affiliation with the Underlying Equity Index sponsors and are not responsible for their public disclosure of information, unless otherwise stated in the relevant terms supplement.

Unless otherwise stated in the relevant terms supplement, we and our affiliates are not affiliated with the sponsors of any Underlying Equity Index to which your notes are linked and have no ability to control the Underlying Equity Index sponsors, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Indices. The Underlying Equity Index sponsors are under no obligation to continue to calculate any such Indices and are not required to calculate any successor index. If an Underlying Equity Index sponsor discontinues or suspends the calculation of its Underlying Equity Index, it may become difficult to determine the market value of the notes or the amount payable at maturity. The Calculation Agent may designate a successor index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no successor index comparable to such Underlying Equity Index exists, the amount you receive at maturity will be determined by the Calculation Agent in its sole discretion.

An investment in the notes may be subject to risks associated with non-U.S. securities markets.

The underlying stocks that constitute the foreign equity indices such as the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the MSCI EAFE® Index have been issued by non-U.S. companies. Investments in instruments linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from economies in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Risk Factors Relating to the Bond Index Component of a Reference Portfolio

In the following discussion, you should bear in mind that the relative effect of the risks described for this Asset Class will differ between each Reference Portfolio depending on the weighting of this Asset Class within the particular Reference Portfolio.

Owning the notes is not the same as owning the Bond Index or the government bonds included in the Bond Index.

The return on your notes will not reflect the return you would realize if you actually purchased shares of the Bond Index or the government bonds included in the Bond Index. You will not have any rights that holders of such instruments have.

The sponsor of the Bond Index may adjust the Bond Index in a way that affects its level, and the Bond Index sponsor has no obligation to consider your interests.

The sponsor of the Bond Index is responsible for calculating and maintaining the Bond Index. The Bond Index sponsor may add, delete or substitute the government bonds or governments underlying the Bond Index or make other methodological changes that could change the level of the Bond Index. You should realize that the changing of countries included in the Bond Index may affect its level because a newly added country may perform significantly better or worse than the country it replaces. Additionally, the Bond Index sponsor may alter, discontinue or suspend calculation or dissemination of the Bond Index. Any of these actions could adversely affect the value of the notes. The Bond Index sponsor has no obligation to consider your interests in calculating or revising the Bond Index.

We are affiliated with the Bond Index sponsor.

The Bond Index sponsor is JPMSI, which is an affiliate of ours. Nevertheless, we will not control the actions of the Bond Index sponsor, including actions that could affect the value of the Bond Index or your notes. The Bond Index sponsor will have no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your note.

If the market value of the Bond Index changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Bond Index to which your notes are linked. Accordingly, changes in the market value of the Bond Index may not result in a comparable change in the market value of the Reference Portfolios or the notes.

Historical performance of the Bond Index should not be taken as an indication of the future performance of the Bond Index during the term of the notes.

The actual performance of the Bond Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Bond Index. As a result, it is impossible to predict whether the level of an Underlying Equity Index will rise or fall.

An investment in the notes may be subject to risks associated with non-U.S. investments.

The bonds that constitute the Bond Index have been issued by 13 countries. Investments in the notes which are linked to the value of such countries involve risks associated with investments in, or the securities markets in, those countries. The prices of the government bonds may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in some countries may differ favorably or unfavorably from economies in other countries in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The Bond Index Hedged in U.S. dollars is used in calculating the Reference Portfolio values.

The value of the Bond Index used in calculating the Reference Portfolio and therefore the value of your notes is the Bond Index Hedged into U.S. dollars rather than the Bond Index value itself. The Bond Index value is publicly available. However, although the Bond Index Hedged into U.S. dollars is currently available via the Bloomberg system (ticker "JHDCGBIG"), this value may not be publicly available on Bloomberg throughout the term of your notes. In such event, the GBI Total Return Index Hedged into U.S. dollars can be obtained by contacting JPMSI at structured_investments_na@jpmorgan.com or at 1-800-576-3529.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes. Unless otherwise specified in the relevant terms supplement, these commissions will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the applicable Underlying Currencies, Commodities Index, Underlying Equity Indices or their underlying stocks, or Bond Index, or instruments whose value is derived from the applicable Underlying Currencies, Commodities Index, Underlying Equity Indices or their underlying stocks, or Bond Index. While we cannot predict an outcome, such hedging activity, coupled with our other hedging activity, could potentially increase the level of the applicable Underlying Currencies, Commodities Index, Underlying Equity Indices or their underlying stocks, or Bond Index, and therefore effectively establish a higher level that the applicable Underlying Currencies, Commodities Index, Underlying Equity Indices or Bond Index must achieve for you to receive at maturity of the notes more than the applicable principal amount of your notes plus the minimum return, if any. From time to time, prior to the maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the applicable Underlying Currencies, Commodities Index, Underlying Equity Indices or their underlying stocks, or Bond Index, or instruments whose value is derived from the applicable Underlying Currencies, Commodities Index, Underlying Equity Indices or their underlying stocks, or Bond Index. Although we have no reason to believe that any of these activities will have a material impact on the level of the applicable Underlying Currencies, Commodities Index, Underlying Equity Indices or their underlying stocks, or Bond Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No holder of the notes shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. ("**JPMSI**") will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Additional Amount in cash, if any, we will pay you at maturity of the notes. All determinations made by the Calculation Agent, such as the Portfolio Return and the Additional Amount, will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

Calculations and Rounding

All calculations in relation to the Currency Basket, the Commodities Index, the Equity Basket and the Bond Index will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per $1,000 principal amount of notes will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Calculation Agent with respect to the Currency Basket

The Calculation Agent will determine, among other things, the Currency Basket Return, the Currency Basket Closing Level on any Currency Basket Valuation Date, and the Starting Spot Rate and the Ending Spot Rate with respect to each Underlying Currency and the Reference Currency. In addition, the Calculation Agent will determine whether any of the Underlying Currencies or the Reference Currency has been discontinued and whether there has been a material change in the method of calculating any of the Underlying Currencies or the Reference Currency, including the determination of the Spot Rate for an Underlying Currency if the Spot Rate is not available on the Spot Rate Reference Source.

Calculation Agent with respect to the Commodities Index

The Calculation Agent will determine, among other things, the Commodities Index Return, the Commodities Index Closing Level on any Commodities Index Valuation Date, and the Starting Commodities Index Level and the Ending Commodities Index Level. In addition, the Calculation Agent will determine whether there has been a market disruption event or a discontinuation of the Commodities Index, whether there has been a material change in the method of calculation of the Commodities Index.

Calculation Agent with respect to the Equity Indices

The Calculation Agent will determine, among other things, the Equity Basket Return, the Underlying Equity Index Closing Level on any Equity Basket Valuation Date, and the Starting Underlying Equity Index Level and the Ending Underlying Equity Index Level. In addition, the Calculation Agent will determine whether a market disruption event has occurred or whether an Underlying Equity Index has been discontinued and whether there has been a material change in the method of calculating an Underlying Equity Index.

Calculation Agent with respect to the Bond Index

The Calculation Agent will determine, among other things, the Bond Index Return, the Bond Index Closing Level on any Bond Index Valuation Date, and the Starting Bond Index Level and the Ending Bond Index Level. In addition, the Calculation Agent will determine whether there has been a market disruption event or a discontinuation of the Bond Index, whether there has been a material change in the method of calculation of the Bond Index.

Market Disruption Events

Market Disruption Events with respect to the Commodities Index

Certain events may prevent the Calculation Agent from calculating the Commodities Index Closing Level on any Commodities Index Valuation Date and consequently the Commodities Index Return and the amount that the Commodities Index will contribute to the applicable Reference Portfolio. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a **"market disruption event."**

With respect to the Commodities Index, a **"market disruption event,"** unless otherwise specified in the relevant terms supplement, means:

- the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Commodities Index; or

- the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day's settlement price; or

- the Commodities Index is not published; or

- the settlement price is not published for any individual reference contract; in each case as determined by the Calculation Agent in its sole discretion; and

- a determination by the Calculation Agent in its sole discretion that the event described above materially interfered with its ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

The following events will not be market disruption events, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange or market; or

- a decision to permanently discontinue trading in the option or futures contracts relating to the Commodities Index or any Index Commodity.

"Relevant exchange" means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Commodities Index or any successor index.

Market Disruption Events with respect to the Equity Basket

Certain events may prevent the Calculation Agent from calculating the level of an Underlying Equity Index on any Equity Basket Valuation Date and consequently the Equity Basket Return and the amount that the Equity Basket will contribute to the applicable Reference Portfolio. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to an Underlying Equity Index, a **"market disruption event,"** unless otherwise specified in the relevant terms supplement, means:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of an Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of an Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities exchange for trading in futures or options contracts related to an Underlying Equity Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the Calculation Agent in its sole discretion; and

- a determination by the Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in an Underlying Equity Index (or the relevant successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of such Underlying Equity Index (or the relevant successor index) shall be based on a comparison of:

- the portion of the level of such Underlying Equity Index (or the relevant successor index) attributable to that security relative to

- the overall level of such Underlying Equity Index (or the relevant successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or primary market for trading in futures or options contracts relating to such Underlying Equity Index;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on an Index (or the relevant successor index) by the primary securities market trading in such contracts by reason of

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to such Index (or the relevant successor index); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to such Index (or the relevant successor index) are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary exchange or market of trading for any security (or any combination thereof) then included in an Underlying Equity Index or any successor index.

Market Disruption Events with respect to the Bond Index

Certain events may prevent the Calculation Agent from calculating the level of the Bond Index on any Bond Index Valuation Date and consequently the Bond Index Return and the amount that the Bond Index will contribute to the applicable Reference Portfolio. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Bond Index, a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

- the termination or suspension of, or material limitation or disruption in the trading of any government bonds included in the Bond Index; or

- the Bond Index is not published; or

- the method of calculating the Bond Index, or the level thereof, is changed in a material respect, or if the Bond Index is in any other way modified so that the Bond Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Bond Index had such changes or modifications not been made; and

- a determination by the Calculation Agent in its sole discretion that the event described above materially interfered with its ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the maturity date.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount of notes upon any acceleration of the notes will be equal to $1,000, plus the Additional Amount, if any, which will be calculated as if the date of acceleration was the Valuation Date for each Asset Class. If the notes have more than one Valuation Date for any Asset Class, then, for each Ending Averaging Date scheduled to occur after the date of acceleration, the business days immediately preceding the date of acceleration (in such number equal to the number of Ending Averaging Dates in excess of one) shall be the corresponding Ending Averaging Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of JPMorgan Chase Bank, National Association ("JPMorgan Chase Bank") in The City of New York.

JPMorgan Chase Bank or one of its affiliates will act as registrar and transfer agent for the notes. JPMorgan Chase Bank will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of JPMorgan Chase Bank, but upon payment (with the giving of such indemnity as JPMorgan Chase Bank may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

Hypothetical returns on your notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your notes based on a range of hypothetical levels of an assumed best performing Reference Portfolio, assuming the notes are held from the issue date until the scheduled maturity date.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market values of each Asset Class within the hypothetical best performing Reference Portfolio on the scheduled Observation Date(s) could have on the hypothetical returns on your notes, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on levels of each Asset Class that may vary during the term of the notes and on assumptions that may prove to be erroneous.

The return on your notes may bear little relation to, and may be much less than, the return that you might achieve were you to invest in the components of each Asset Class directly. Among other things, the return on the components of each Asset Class is likely to have tax consequences that are different from an investment in your notes.

We describe various risk factors that may affect the market value of your notes, and the unpredictable nature of that market value, under "Risk Factors" above.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to holders subject to special rules, such as:

- a dealer in securities or currencies;

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

- a bank;

- a life insurance company;

- a tax-exempt organization;

- a partnership or other pass-through entity;

- a person that holds 10% or more of all classes of our voting stock;

- a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

- a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

- a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

In addition, this section will only apply to a note if it is denominated in U.S. dollars and the "predominant" currency of such note is the U.S. dollar. The relevant terms supplement will discuss the tax consequences if this is not the case with respect to your particular offering.

Tax Consequences to U.S. Holders

This section describes the tax consequences to a "U.S. holder." You are a "U.S. holder" if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

- a citizen or resident of the United States;

- a domestic corporation;

- an estate whose income is subject to United States federal income tax regardless of its source; or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The following section is the opinion of Sullivan & Cromwell LLP, special tax counsel to JPMorgan Chase & Co. The United States federal income tax treatment of your notes will depend on whether (i) the term of your notes exceeds one year, or (ii) the term of your notes will not exceed one year without regard to the effect of an extension in the event of a market disruption event. Accordingly, we set forth a separate subsection for each of the situations described in the previous sentence.

Where the term of your notes exceeds one year

The notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt obligations for United States federal income tax purposes. In addition, your notes will be subject to those rules even though your notes reference one or more foreign currencies since the "predominant" currency of the Notes will be the U.S. dollar. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts as income in respect of the notes prior to your receipt of cash attributable to that income.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for such notes, which we will file with the SEC. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes.

If you purchase the notes for an amount that differs from the notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the notes will equal the notes' original offering price plus any interest deemed to be accrued on the notes (under the rules governing contingent payment obligations) as of the time you purchased the notes.

If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.

Any gain you recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Where the term of the notes will not exceed one year without regard to the effect of an extension in the event of a market disruption event

The notes should generally be treated as a contingent debt instrument with a term of one year or less. There are no specific rules that govern contingent short-term debt. However, if the notes are so treated, it is likely that you would recognize ordinary income, if any, upon the maturity of your notes in an amount equal to the excess, if any, of the amount you receive with respect to your notes at such time over the amount you paid for your notes. If you are a secondary holder and the amount you receive with respect to your notes at such time is less than the amount you paid for your notes, such difference should be treated as a short-term capital loss. In addition, if you are a secondary holder, it would be reasonable for you to treat any income you recognize upon the maturity of your notes as short-term capital gain to the extent of the excess, if any, of the principal amount of your notes over the amount you paid for your notes.

Upon the sale or exchange of your notes prior to the Final Valuation Date, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your notes and the amount received by you upon such sale or exchange. If you sell or exchange your notes after the valuation date, it is likely that any gain that you recognize will be treated as ordinary income and any loss that you recognize will be treated as a short-term capital loss. The deductibility of capital losses is subject to limitations.

It is possible that the Internal Revenue Service could assert that your notes should be subject to the special rules under Section 988 of the Code governing dispositions of debt instruments the payments on which are determined by reference to the value of a foreign currency, in which case any loss you recognize upon the maturity of your notes that is attributable to the change in the value of a foreign currency would be treated as ordinary loss.

If the term of your notes may exceed one year in the event of a market disruption event, your notes may be treated as notes with a term in excess of one year. In such case, your notes would be subject to the rules described under "Where the term of your notes exceeds one year" above.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. holder" of notes. You are a "Non-U.S. holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a nonresident alien individual,

- a foreign corporation, or

- an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

If you are a U.S. holder, this section does not apply to you.

Under United States federal income tax law, and subject to the discussion of backup withholding below, if you are a Non-U.S. holder of a note:

- we and other U.S. payors generally will not be required to deduct United States withholding tax from payments to you if, in the case of payments of interest:

  - you are not a controlled foreign corporation that is related to JPMorgan Chase & Co. through stock ownership, and

  - the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

- you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

- in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as the beneficial owner of the payment for United States federal income tax purposes and as a non-United States person,

- the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

  - a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

  - a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

  - a U.S. branch of a non-United States bank or of a non-United States insurance company,

  and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

- the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business,

  - certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

  - to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

- the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payments on the notes in accordance with U.S. Treasury regulations;

- no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your note.

Backup Withholding and Information Reporting

In general, if you are a noncorporate United States holder, we and other payors are required to report to the Internal Revenue Service all payment on your note. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your note before maturity within the United States. Additionally, backup withholding will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

In general, if you are a Non-U.S. holder, payments made by us and other payors to you will not be subject to backup withholding and information reporting, *provided* that the certification requirements described above under "—Tax Consequences to Non-U.S. Holders" are satisfied or you otherwise establish an exemption. However, we and other payors are required to report payments of interest on your notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of notes effected at a United States office of a broker will not be subject to backup withholding and information reporting *provided* that:

- the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

  - an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

  - other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations, or

- you otherwise establish an exemption.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

- the proceeds are transferred to an account maintained by you in the United States,

- the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

- the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

- a United States person,

- a controlled foreign corporation for United States tax purposes,

- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

- a foreign partnership, if at any time during its tax year:

  - one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  - such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

THE DOW JONES – AIG COMMODITY INDEX

We have derived all information contained in this product supplement regarding the Dow Jones — AIG Commodity Index[SM], including, without limitation, its make-up, method of calculation and changes in its components from (i) publicly available sources and (ii) a summary of the Dow Jones — AIG Commodity Index[SM] Handbook (a document that is considered proprietary to Dow Jones and AIG Financial Products ("AIG-FP") and is available to those persons who enter into a license agreement available at www.aigfp.com/home/commodities). Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. We have not independently verified this information. You, as an investor in the notes, should make your own investigation into the Dow Jones — AIG Commodity Index[SM], AIG-FP and Dow Jones. Dow Jones and AIG-FP are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. Dow Jones and AIG-FP have no obligation to continue to publish the Dow Jones — AIG Commodity Index[SM], and may discontinue publication of the Dow Jones — AIG Commodity Index[SM] at any time in their sole discretion.

Overview

The Dow Jones — AIG Commodity Index[SM] was introduced in July of 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Dow Jones — AIG Commodity Index[SM] currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity futures markets, please see "The Commodity Futures Markets." The commodities included in the Dow Jones — AIG Commodity Index[SM] for 2008 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc. Futures contracts and options on futures contracts on the Dow Jones — AIG Commodity Index[SM] are currently listed for trading on the Chicago Board of Trade ("CBOT").

The Dow Jones — AIG Commodity Index[SM] is a proprietary index that Dow Jones and AIG-FP developed and that Dow Jones, in conjunction with AIG-FP, calculates. The methodology for determining the composition and weighting of the Dow Jones — AIG Commodity Index[SM] and for calculating its value is subject to modification by Dow Jones and AIG-FP at any time. As of the date of this product supplement, Dow Jones disseminates the Dow Jones — AIG Commodity Index[SM] level approximately every fifteen (15) seconds (assuming the Dow Jones — AIG Commodity Index[SM] level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes the final Dow Jones — AIG Commodity Index[SM] level for each DJ-AIG Business Day (as defined below) at approximately 4:00 p.m. (New York time) on each such day on Reuters page AIGCI1. Dow Jones — AIG Commodity Index[SM] levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in *The Wall Street Journal*.

A "DJ-AIG Business Day" is a day on which the sum of the Commodity Index Percentages (as defined below in "Annual Reweightings and Rebalancings of the Dow Jones — AIG Commodity Index[SM]") for the Index Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index Commodities for 2008, if the CBOT and the New York Mercantile Exchange ("NYMEX") are closed for trading on the same day, a DJ-AIG Business Day will not exist.

AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Dow Jones — AIG Commodity Index[SM], as well as commodities, including commodities included in the Dow Jones — AIG Commodity Index[SM]. For information about how this trading may affect the value of the Dow Jones — AIG Commodity Index[SM], see "Risk Factors — Trading and other transactions by AIG-FP and Dow Jones in the futures contracts composing the Dow Jones — AIG Commodity Index[SM] and the underlying commodities may affect the value of the Dow Jones — AIG Commodity Index[SM]."

The Dow Jones — AIG Commodity Index℠ Supervisory and Advisory Committees

Dow Jones and AIG-FP have established the Dow Jones — AIG Commodity Index℠ Supervisory Committee and the Dow Jones — AIG Commodity Index℠ Advisory Committee to assist them in connection with the operation of the Dow Jones — AIG Commodity Index℠. The Dow Jones — AIG Commodity Index℠ Supervisory Committee is comprised of three members, two of whom are appointed by AIG-FP and one of whom is appointed by Dow Jones, and makes all final decisions related to the Dow Jones — AIG Commodity Index℠, with advice and recommendations from the Advisory Committee. The Dow Jones — AIG Commodity Index℠ Advisory Committee includes six to twelve members drawn from the financial, academic and legal communities selected by AIG-FP. Both the Supervisory and Advisory Committees meet annually to consider any changes to be made to the Dow Jones — AIG Commodity Index℠ for the coming year. These committees may also meet at such other times as may be necessary.

As described in more detail below, the Dow Jones — AIG Commodity Index℠ is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones — AIG Commodity Index℠ are determined each year in June or July by AIG-FP under the supervision of the Dow Jones — AIG Commodity Index℠ Supervisory Committee following advice from the Dow Jones — AIG Commodity Index℠ Advisory Committee. After the Supervisory and Advisory Committees' annual meetings in June or July, the annual weightings for the next calendar year are publicly announced.

For example, the composition of the Dow Jones — AIG Commodity Index℠ for 2008 was approved by the Dow Jones — AIG Index Oversight Committee in August of 2007 and published on August 3, 2007. The January 2008 reweighting and rebalancing is based on the following percentages:

The Dow Jones — AIG Commodity Index℠ 2008 Commodity Index Percentages

COMMODITY	WEIGHTING
Crude Oil	13.156592%
Natural Gas	12.237084%
Soybeans	7.628541%
Gold	7.396190%
Aluminum	7.107971%
Copper	7.040516%
Corn	5.663457%
Live Cattle	4.887400%
Wheat	4.703406%
Heating Oil	3.822525%
Unleaded Gasoline	3.783798%
Sugar	3.185145%
Zinc	3.033016%
Coffee	3.001585%
Soybean Oil	2.811933%
Nickel	2.791708%
Silver	2.721423%
Lean Hogs	2.548123%
Cotton	2.479588%

Information concerning the Dow Jones — AIG Commodity Index℠, including weightings and composition, may be obtained at the Dow Jones web site (www.djindexes.com). Information contained in the Dow Jones web site is not incorporated by reference in, and should not be considered part of, this product supplement or any terms supplement.

Four Main Principles Guiding the Creation of the Dow Jones — AIG Commodity Index^{SM}

The Dow Jones — AIG Commodity Index^{SM} was created using the following four main principles:

- ECONOMIC SIGNIFICANCE. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Dow Jones — AIG Commodity Index^{SM} uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones — AIG Commodity Index^{SM} primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones — AIG Commodity Index^{SM} also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (*e.g.*, gold) relative to non-storable commodities (*e.g.*, live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the markets themselves. The Dow Jones — AIG Commodity Index^{SM} thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

- DIVERSIFICATION. A second major goal of the Dow Jones — AIG Commodity Index^{SM} is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Dow Jones — AIG Commodity Index^{SM} is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

- CONTINUITY. The third goal of the Dow Jones — AIG Commodity Index^{SM} is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Dow Jones — AIG Commodity Index^{SM} from year to year. The Dow Jones — AIG Commodity Index^{SM} is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Dow Jones — AIG Commodity Index^{SM}.

- LIQUIDITY. Another goal of the Dow Jones — AIG Commodity Index^{SM} is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones — AIG Commodity Index^{SM} can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These four principles represent goals of the Dow Jones — AIG Commodity Index^{SM} and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIG-FP.

Composition of the Dow Jones — AIG Commodity Index^{SM} — Commodities Available for Inclusion

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Dow Jones — AIG Commodity Index^{SM} and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange ("LME"), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

As of the date of this product supplement, the 23 commodities available for inclusion in the Dow Jones — AIG Commodity Index℠ were aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities for 2008 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity available for inclusion in the Dow Jones — AIG Commodity Index℠. With the exception of several LME contracts, where the Dow Jones — AIG Commodity Index℠ Supervisory Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones — AIG Commodity Index℠ Supervisory Committee selects the futures contract that is traded in the United States and denominated in dollars. If more than one such contract exists, the Dow Jones — AIG Commodity Index℠ Supervisory Committee selects the most actively traded contract. Data concerning each Designated Contract is used to calculate the Dow Jones — AIG Commodity Index℠. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that Designated Contract. The Dow Jones — AIG Commodity Index℠ Supervisory Committee may, however, terminate, replace or otherwise change a Designated Contract, or make other changes to the Dow Jones — AIG Commodity Index℠, pursuant to special meetings. Please see "Risk Factors – AIG Financial Products may be required to replace a designated contract if the existing futures contract is terminated or replaced."

The Designated Contracts for 2008 Index Commodities are as follows:

Dow Jones — AIG Commodity Index℠ Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Price quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton
Coffee	Coffee "C"	NYBOT*	37,500 lbs	cents/pound
Copper**	High Grade Copper	COMEX***	25,000 lbs	cents/pound
Corn	Corn	CBOT	5,000 bushels	cents/bushel
Cotton	Cotton	NYBOT	50,000 lbs	cents/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel
Gold	Gold	COMEX	100 troy oz.	$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon
Lean Hogs	Lean Hogs	CME^	40,000 lbs	cents/pound
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel
Sugar	World Sugar No. 11	NYBOT	112,000 lbs	cents/pound
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending†	NYMEX	42,000 gal	cents/gallon
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton

* The New York Board of Trade ("NYBOT") located in New York City.

** The Dow Jones — AIG Commodity Index℠ uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Dow Jones — AIG Commodity Index℠.

*** The New York Commodities Exchange ("COMEX") located in New York City.

^ The Chicago Mercantile Exchange ("CME") located in Chicago, Illinois.

† Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones — AIG Commodity Index℠ in April 2006.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered annually for inclusion in the Dow Jones — AIG Commodity Index℠.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Dow Jones — AIG Commodity Index℠ are assigned to Commodity Groups. The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Livestock	Lean Hogs Live Cattle
Precious Metals	Gold Silver Platinum	Grains	Corn Soybeans Soybean Oil Wheat
Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc	Softs	Cocoa Coffee Cotton Sugar

Dow Jones — AIG Commodity Index℠ Breakdown by Commodity Group

The Commodity Group Breakdown set forth below is based on the weightings and composition of the Dow Jones — AIG Commodity Index℠ set forth under "The Dow Jones — AIG Commodity Index℠ 2008 Commodity Index Percentages."

Energy	33.00%
Precious Metals	10.12%
Industrial Metals	19.97%
Livestock	7.44%
Grains	20.81%
Softs	8.67%

Annual Reweightings and Rebalancings of The Dow Jones — AIG Commodity Index℠

The Dow Jones — AIG Commodity Index℠ is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones — AIG Commodity Index℠ are determined each year in June or July by AIG-FP under the supervision of the Dow Jones — AIG Commodity Index℠ Supervisory Committee following advice from the Dow Jones — AIG Commodity Index℠ Advisory Committee. After the Supervisory and Advisory Committees' annual meetings in June or July, the annual weightings for the next calendar year are publicly announced and implemented the following January.

Determination of Relative Weightings

The relative weightings of the Index Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones — AIG Commodity Index℠, liquidity is measured by the Commodity Liquidity Percentage ("CLP") and production by the Commodity Production Percentage ("CPP"). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Dow Jones — AIG Commodity Index℠. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Dow Jones — AIG Commodity Index℠. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage ("CIP") for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Dow Jones — AIG Commodity Index℠ (the "Index Commodities") and their respective percentage weights.

Diversification Rules

The Dow Jones — AIG Commodity Index℠ is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Dow Jones — AIG Commodity Index℠, the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones — AIG Commodity Index℠ as of January of each year:

- No related group of commodities designated as a "Commodity Group" (*e.g.*, energy, precious metals, livestock or grains) may constitute more than 33% of the Dow Jones — AIG Commodity Index℠.

- No single commodity may constitute more than 15% of the Dow Jones — AIG Commodity Index℠.

- No single commodity, together with its derivatives (*e.g.*, crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones — AIG Commodity Index℠.

- No single commodity included in the Dow Jones — AIG Commodity Index℠ may constitute less than 2% of the Dow Jones — AIG Commodity Index℠.

Following the annual reweighting and rebalancing of the Dow Jones — AIG Commodity Index℠ in January, the percentage of any Index Commodity or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Dow Jones — AIG Commodity Index℠ by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the "CIM Determination Date"), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Dow Jones — AIG Commodity Index℠, are used to determine a Commodity Index Multiplier ("CIM") for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Dow Jones — AIG Commodity Index℠ is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Dow Jones — AIG Commodity Index℠ (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Dow Jones — AIG Commodity Index℠ is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones — AIG Commodity Index℠ level to calculate the new Dow Jones — AIG Commodity Index℠ level. Dow Jones disseminates the Dow Jones — AIG Commodity Index℠

level approximately every fifteen (15) seconds (assuming the Dow Jones — AIG Commodity Index℠ level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes the final Dow Jones — AIG Commodity Index℠ level for each DJ-AIG Business Day at approximately 4:00 p.m. (New York time) on each such day on Reuters page AIGCI1. Dow Jones — AIG Commodity Index℠ levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in *The Wall Street Journal*.

The Dow Jones — AIG Commodity Index℠ is a Rolling Index

The Dow Jones — AIG Commodity Index℠ is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule. This process is known as "rolling" a futures position. The Dow Jones — AIG Commodity Index℠ is a "rolling index."

Dow Jones — AIG Commodity Index℠ Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones — AIG Commodity Index℠ will be adjusted in the event that AIG-FP determines that any of the following index calculation disruption events exists:

(a) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones — AIG Commodity Index℠ on that day;

(b) the settlement price of any futures contract used in the calculation of the Dow Jones — AIG Commodity Index℠ reflects the maximum permitted price change from the previous day's settlement price;

(c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones — AIG Commodity Index℠; or

(d) with respect to any futures contract used in the calculation of the Dow Jones — AIG Commodity Index℠ that trades on the LME, a business day on which the LME is not open for trading.

License Agreement

"Dow Jones℠," "AIG®," "Dow Jones — AIG Commodity Index℠" and "DJ-AIGCI℠" are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by JPMorgan Chase & Co. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such products.

Dow Jones, AIG-FP and JPMorgan Chase & Co. have entered into a non-exclusive license agreement providing for the license to JPMorgan Chase & Co., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Dow Jones — AIG Commodity Index℠, which is published by Dow Jones and AIG-FP, in connection with certain products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to JPMorgan Chase & Co. in connection with the notes is the licensing of certain trademarks, trade names and service marks and of the Dow Jones — AIG Commodity Index℠, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to JPMorgan Chase & Co. or the notes. Dow Jones and AIG-FP have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the Dow Jones — AIG Commodity Index℠. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by JPMorgan Chase & Co., but which may be similar to and competitive with the notes. In addition, American International Group, AIG-FP and their respective subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the Dow Jones — AIG Commodity Index℠ and the Dow Jones — AIG Commodity Index Total Return℠), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones — AIG Commodity Index℠ and the notes.

This product supplement and the relevant terms supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones — AIG Commodity Index℠ components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Dow Jones — AIG Commodity Index℠ is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates. The information in this product supplement regarding the Dow Jones — AIG Commodity Index℠ components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones — AIG Commodity Index℠ components in connection with the notes. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones — AIG Commodity Index℠ components, including, without limitation, a description of factors that affect the prices of such Dow Jones — AIG Commodity Index℠ components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES — AIG COMMODITY INDEX℠ OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES — AIG COMMODITY INDEX℠ OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES — AIG COMMODITY INDEX℠ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE

ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND JPMORGAN CHASE & CO., OTHER THAN AMERICAN INTERNATIONAL GROUP AND ITS AFFILIATES.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. As of the date of this product supplement, all of the contracts included in the Dow Jones — AIG Commodity Index℠ are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as "short") and acquired by the purchaser (whose position is described as "long") or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called "variation margin" and make the existing positions in the futures contract more or less valuable, a process known as "marking to market."

Futures contracts are traded on organized exchanges, known as "contract markets" in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader's profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Dow Jones — AIG Commodity Index℠ has been composed exclusively of futures contracts traded on regulated exchanges.

Discontinuation of the Dow Jones — AIG Commodity Index℠; Alteration of Method of Calculation

If Dow Jones discontinues publication of the Dow Jones — AIG Commodity Index℠ and Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones — AIG Commodity Index℠ (such index being referred to herein as an "AIG Commodity successor index"), then the closing level for the Dow Jones — AIG Commodity Index℠ on any relevant Initial Commodities Index Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the closing level for the Dow Jones

— AIG Commodity Index℠ is to be determined will be determined by reference to the level of such AIG Commodity successor index at the close of trading on the relevant exchange or market for the AIG Commodity successor index on such day.

Upon any selection by the Calculation Agent of an AIG Commodity successor index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Dow Jones discontinues publication of the Dow Jones — AIG Commodity Index℠ prior to, and such discontinuation is continuing on, an Initial Commodities Index Averaging Date, if applicable, a Commodities Basket Valuation Date or any other relevant date on which the closing level for the Dow Jones — AIG Commodity Index℠ is to be determined, and the Calculation Agent determines, in its sole discretion, that no AIG Commodity successor index is available at such time, or the Calculation Agent has previously selected an AIG Commodity successor index and publication of such AIG Commodity successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date, then the Calculation Agent will determine the closing level for the Dow Jones — AIG Commodity Index℠ for such date. The closing level for the Dow Jones — AIG Commodity Index℠ will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Dow Jones — AIG Commodity Index℠ last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each futures contract most recently composing the Dow Jones — AIG Commodity Index℠ or AIG Commodity successor index, if applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Dow Jones — AIG Commodity Index℠, or AIG Commodity successor index, as applicable on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Dow Jones — AIG Commodity Index℠ or an AIG Commodity successor index, or the level thereof, is changed in a material respect, or if the Dow Jones — AIG Commodity Index℠ or an AIG Commodity successor index is in any other way modified so that the Dow Jones — AIG Commodity Index℠ or such AIG Commodity successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the Dow Jones — AIG Commodity Index℠ or such AIG Commodity successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the closing level for the Dow Jones — AIG Commodity Index℠ is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a commodity index comparable to the Dow Jones — AIG Commodity Index℠ or such AIG Commodity successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the closing level for the Dow Jones — AIG Commodity Index℠ with reference to the Dow Jones — AIG Commodity Index℠ or such AIG Commodity successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones — AIG Commodity Index℠ or an AIG Commodity successor index is modified so that the level of the Dow Jones — AIG Commodity Index℠ or such AIG Commodity successor index is a fraction of what it would have been if there had been no such modification, then the Calculation Agent will adjust its calculation of the Dow Jones — AIG Commodity Index℠ or such AIG Commodity successor index in order to arrive at a level of the Dow Jones — AIG Commodity Index℠ or such AIG Commodity successor index as if there had been no such modification.

THE S&P 500® INDEX

We have derived all information regarding the S&P 500® Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of the McGraw-Hill Companies, Inc. ("S&P"). The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock Split (*e.g.*, 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share Issuance (*i.e.*, change ≥5%)	Shares Outstanding plus newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥5%)	Shares Outstanding minus Repurchased Shares	Yes
Special Cash Dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus: $$\frac{\text{Price of Rights}}{\text{Rights Ratio}}$$	Yes
Spin-offs	Price of parent company minus: $$\frac{\text{Price of Spin-off Co.}}{\text{Share Exchange Ratio}}$$	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

S&P and J.P. Morgan Securities Inc. have entered into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P without regard to JPMorgan Chase & Co. or the notes. S&P has no obligation to take the needs of JPMorgan Chase & Co. or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S," "S&P," "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY J.P. MORGAN SECURITIES INC. AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500® Index and S&P or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued S&P 500® Index (such index being referred to herein as an "S&P successor index"), then the closing level for the S&P 500® Index on any relevant Initial Averaging Date, if applicable, Valuation Date or other relevant date on which the closing level for the S&P 500® Index is to be determined will be determined by reference to the level of such S&P successor index at the close of trading on the NYSE, the AMEX, The NASDAQ Stock Market or the relevant exchange or market for the S&P successor index on such day.

Upon any selection by the Calculation Agent of an S&P successor index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P 500® Index prior to, and such discontinuation is continuing on, an Initial Equity Basket Averaging Date, if applicable, Valuation Date or any other relevant date on which the closing level for the S&P 500® Index is to be determined, and the Calculation Agent determines, in its sole discretion, that no S&P successor index is available at such time, or the Calculation Agent has previously selected an S&P successor index and publication of such

S&P successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Equity Basket Averaging Date, Valuation Date or other relevant date, then the Calculation Agent will determine the closing level for the S&P 500® Index for such date. The closing level for the S&P 500® Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P 500® Index or S&P successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the S&P 500® Index or S&P successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the S&P 500® Index may adversely affect the value of the notes.

If at any time the method of calculating the S&P 500® Index or an S&P successor index, or the level thereof, is changed in a material respect, or if the S&P 500® Index or an S&P successor index is in any other way modified so that the S&P 500® Index or such S&P successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the S&P 500® Index or such S&P successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the closing level for the S&P 500® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or such S&P successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the closing level for the S&P 500® Index with reference to the S&P 500® Index or such S&P successor index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or an S&P successor index is modified so that the level of the S&P 500® Index or such S&P successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500® Index), then the Calculation Agent will adjust its calculation of the S&P 500® Index or such S&P successor index in order to arrive at a level of the S&P 500® Index or such S&P successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE NIKKEI 225 INDEX

We have derived all information regarding the Nikkei 225 Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. The Nikkei 225 Index was developed by Nikkei Inc. and is calculated, maintained and published by Nikkei Inc. We make no representation or warranty as to the accuracy or completeness of such information. Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index.

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index, as of the date of this product supplement, is based on 225 underlying stocks (the "Nikkei Underlying Stocks") trading on the Tokyo Stock Exchange ("TSE") representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index.

The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology — Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials — Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods — Marine Products, Food, Retail, Services;

- Materials — Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities — Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The Nikkei 225 Index is a modified, price-weighted index (*i.e.*, Nikkei Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a "Weight Factor"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "Divisor"). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 23.154 as of October 1, 2003 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei Inc. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Nikkei Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Nikkei Underlying Stocks constituting the Nikkei 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei 225 Index. Nikkei Inc. first calculated and published the Nikkei 225 Index in 1970.

License Agreement with Nikkei Inc. and Disclaimers

We expect to enter into an agreement with Nikkei Inc. that would provide us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Nikkei 225 Index, which is owned and published by Nikkei Inc., in connection with certain securities.

Our license agreement with Nikkei Inc. will provide that Nikkei Inc. will assume no obligation or responsibility for use of the Nikkei 225 Index by us or our affiliates.

The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. "Nikkei," "Nikkei 225" and "Nikkei Stock Average" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the index. Nikkei Digital Media, Inc., a wholly-owned subsidiary of Nikkei Inc., calculates and disseminates the Nikkei 225 Index under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively referred to as the "Nikkei 225 Index Sponsor."

The notes are not in any way sponsored, endorsed or promoted by the Nikkei 225 Index Sponsor. The Nikkei 225 Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the Nikkei 225 Index or the figure at which the Index stands at any particular day or otherwise. The Nikkei 225 Index is compiled and calculated solely by the Nikkei 225 Index Sponsor. However, the Nikkei 225 Index Sponsor shall not be liable to any person for any error in the Nikkei 225 Index and the Nikkei 225 Index Sponsor shall not be under any obligation to advise any person, including a purchaser or vendor of the notes, of any error therein.

In addition, the Nikkei 225 Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication and dissemination of the Nikkei 225 Index.

Discontinuation of the Nikkei 225 Index; Alteration of Method of Calculation

If Nikkei Inc. discontinues publication of the Nikkei 225 Index and Nikkei Inc. or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Nikkei 225 Index (such index being referred to herein as a "Nikkei successor index"), then the closing level for the Nikkei 225 Index on any relevant Initial Averaging Date, if applicable, Valuation Date or other relevant date on which the closing level for the Nikkei 225 Index is to be determined will be determined by reference to the level of such Nikkei successor index at the close of trading on the TSE (2nd session) or the relevant exchange or market for the Nikkei successor index on such day.

Upon any selection by the Calculation Agent of a Nikkei successor index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Nikkei Inc. discontinues publication of the Nikkei 225 Index prior to, and such discontinuation is continuing on, an Initial Equity Basket Averaging Date, if applicable, Valuation Date or any other relevant date on which the closing level for the Nikkei 225 Index is to be determined, and the Calculation Agent determines, in its sole discretion, that no Nikkei successor index is available at such time, or the Calculation Agent has previously selected a Nikkei successor index and publication of such Nikkei successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Equity Basket Averaging Date, Valuation Date or other relevant date or dates, then the Calculation Agent will determine the closing level for the Nikkei 225 Index for such date. The closing level for the Nikkei 225 Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Nikkei 225 Index or Nikkei successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Nikkei 225 Index or Nikkei successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei 225 Index may adversely affect the value of the notes.

If at any time the method of calculating the Nikkei 225 Index or a Nikkei successor index, or the level thereof, is changed in a material respect, or if the Nikkei 225 Index or a Nikkei successor index is in any other way modified so that the Nikkei 225 Index or such Nikkei successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the Nikkei 225 Index or such Nikkei successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the closing level for the Nikkei 225 Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the Nikkei 225 Index or such Nikkei successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the closing level for the Nikkei 225 Index with reference to the Nikkei 225 Index or such Nikkei successor index, as adjusted. Accordingly, if the method of calculating the Nikkei 225 Index or a Nikkei successor index is modified so that the level of the Nikkei 225 Index or such Nikkei successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Nikkei 225 Index), then the Calculation Agent will adjust its calculation of the Nikkei 225 Index or such Nikkei successor index in order to arrive at a level of the Nikkei 225 Index or such Nikkei successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

THE DOW JONES EURO STOXX 50® INDEX

We have derived all information regarding the Dow Jones EURO STOXX 50® Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited. The Dow Jones EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones and SWX Swiss Exchange. Publication of the Dow Jones EURO STOXX 50® Index began on February 26, 1998, based on an initial Dow Jones EURO STOXX 50® Index value of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50® Index is published in *The Wall Street Journal* and disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index and updates these weightings at the end of each quarter. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Dow Jones EURO STOXX 50® Index}}{\text{adjusted base date market capitalization of the Dow Jones EURO STOXX 50® Index}} \times 1{,}000$$

The "free float market capitalization of the Dow Jones EURO STOXX 50® Index" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Dow Jones EURO STOXX 50® Index is being calculated.

The Dow Jones EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of Dow Jones EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

(1) Split and reverse split:	(2) Rights offering:
Adjusted price = closing price x A/B New number of shares = old number of shares x B/A Divisor: no change	Adjusted price = (closing price x A + subscription price x B) / (A + B) New number of shares = old number of shares x (A + B) / A Divisor: increases
(3) Stock dividend:	(4) Stock dividend of another company:
Adjusted price = closing price x A / (A + B) New number of shares = old number of shares x (A + B) / A Divisor: no change	Adjusted price = (closing price x A - price of other company x B) / A Divisor: decreases
(5) Return of capital and share consideration:	(6) Repurchase shares / self tender:
Adjusted price = (closing price - dividend announced by company x (1 - withholding tax)) x A / B New number of shares = old number of shares x B / A Divisor: decreases	Adjusted price = ((price before tender x old number of shares) - (tender price x number of tendered shares)) / (old number of shares - number of tendered shares) New number of shares = old number of shares - number of tendered shares Divisor: decreases

(7) Spin-off:
Adjusted price = (closing price x A - price of spun-off shares x B) / A Divisor: decreases

(8) Combination stock distribution (dividend or split) and rights offering:
For this corporate action, the following additional assumptions apply: Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held. If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):	- If stock distribution is applicable after rights (one action applicable to other):
Adjusted price = (closing price x A + subscription price x C x (1 + B / A)) / ((A + B) x (1 + C / A)) New number of shares = old number of shares x ((A + B) x (1 + C / A)) / A Divisor: increases	Adjusted price = (closing price x A + subscription price x C) / ((A + C) x (1 + B / A)) New number of shares = old number of shares x ((A + C) x (1 + B / A)) Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):
Adjusted price = (closing price x A + subscription price x C) / (A + B + C) New number of shares = old number of shares x (A + B + C) / A Divisor: increases

License Agreement with STOXX Limited

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Dow Jones EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as "STOXX Limited"). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Dow Jones EURO STOXX 50® Index to track general stock market performance. STOXX Limited and Dow Jones have no relationship to JPMorgan Chase other than the licensing of the Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to JPMorgan Chase or the notes. STOXX Limited and Dow Jones have no obligation to take the needs of JPMorgan Chase or the owners of the notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50® Index. STOXX Limited and Dow Jones are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. STOXX Limited and Dow Jones have no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED AND DOW JONES DO NOT GUARANTY THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED AND DOW JONES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. STOXX LIMITED AND DOW JONES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN JPMORGAN CHASE AND STOXX LIMITED AND DOW JONES IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

THE DOW JONES EURO STOXX 50® INDEX AND STOXX® ARE THE INTELLECTUAL PROPERTY (INCLUDING REGISTERED TRADEMARKS) OF STOXX LIMITED, ZURICH, SWITZERLAND AND/OR DOW JONES & COMPANY, INC., A DELAWARE CORPORATION, NEW YORK, USA (THE "LICENSORS"), AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY JPMORGAN CHASE & CO. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY THE LICENSORS, AND THE LICENSORS MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Discontinuation of the Dow Jones EURO STOXX 50® Index; Alteration of Method of Calculation

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index and STOXX Limited or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones EURO STOXX 50® Index (such index being referred to herein as a "EURO STOXX successor index"), then the closing level for the Dow Jones EURO STOXX 50® Index on any relevant Initial Averaging Date, if applicable, Valuation Date or other relevant date on which the closing level for the Dow Jones EURO STOXX 50®

Index is to be determined will be determined by reference to the level of such EURO STOXX successor index at the close of trading on the relevant exchange or market for the EURO STOXX successor index on such day.

Upon any selection by the Calculation Agent of a EURO STOXX successor index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index prior to, and such discontinuation is continuing on, an Initial Equity Basket Averaging Date, if applicable, Valuation Date or any other relevant date on which the closing level for the Dow Jones EURO STOXX 50® Index is to be determined, and the Calculation Agent determines, in its sole discretion, that no EURO STOXX successor index is available at such time or the Calculation Agent has previously selected a EURO STOXX successor index and publication of such EURO STOXX successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Equity Basket Averaging Date, Equity Valuation Date or other relevant date, then the Calculation Agent will determine the closing level for the Dow Jones EURO STOXX 50® Index for such date. The closing level for the Dow Jones EURO STOXX 50® Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Dow Jones EURO STOXX 50® Index or EURO STOXX successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Dow Jones EURO STOXX 50® Index or EURO STOXX successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Dow Jones EURO STOXX 50® Index may adversely affect the value of the notes.

If at any time the method of calculating the Dow Jones EURO STOXX 50® Index or a EURO STOXX successor index, or the level thereof, is changed in a material respect, or if the Dow Jones EURO STOXX 50® Index or a EURO STOXX successor index is in any other way modified so that the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the closing level for the Dow Jones EURO STOXX 50® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the closing level for the Dow Jones EURO STOXX 50® Index with reference to the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones EURO STOXX 50® Index or a EURO STOXX successor index is modified so that the level of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Dow Jones EURO STOXX 50® Index), then the Calculation Agent will adjust its calculation of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index in order to arrive at a level of the Dow Jones EURO STOXX 50® Index or such EURO STOXX successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE MSCI EAFE® INDEX

We have derived all information regarding the MSCI EAFE® Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by MSCI. We make no representation or warranty as to the accuracy or completeness of such information. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI EAFE® Index.

The MSCI EAFE® Index is intended to provide performance benchmarks for certain developed equity markets in Europe, Asia, Australia and the Far East. Equity markets in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom are currently represented in the MSCI EAFE® Index.

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI EAFE® Index. The current MSCI Standard Indices are transitioning to the new Global Investable Market Indices methodology. During the transition period, MSCI will publish the MSCI Provisional Standard Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard Indices. The first phase of the transition of the MSCI Standard Indices was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard and Standard Indices have been implemented. All companies in the Provisional Standard Index not in the Standard Index were added to the Standard Index at half of their free float-adjusted market capitalization, and companies previously in the Standard Index and not in the Provisional Standard Index had half of their free float-adjusted market capitalization removed. The "Index Calculation," "Selection of Component Securities and Calculating and Adjusting for Free Float," and "Maintenance of the Index and the Component Country Indices" sections below are based on the existing index methodology and do not reflect the new Global Investable Market Indices methodology. For additional information regarding the transition process, please see the "Supplemental Information — Transition of the MSCI Indices to a New Index Methodology" below.

Index Calculation

The performance of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar values of all of the equity securities (the "Component Securities") constituting the MSCI country indices for 21 selected countries (each a "Component Country Index," and collectively, the "Component Country Indices"). Each Component Country Index is a sampling of equity securities across industry groups in such country's equity markets. See "— Maintenance of the Index and the Component Country Indices" below.

Prices used to calculate the Component Securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by WM Reuters at 4:00 p.m., London time. The U.S. dollar value of the MSCI EAFE® Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the Component Securities. The MSCI EAFE® Index was launched on December 31, 1969 at an initial value of 100.

Selection of Component Securities and Calculating and Adjusting for Free Float

The selection of the Component Securities for each Component Country Index is based on the following guidelines:

(i) Define the universe of listed securities within each country;

(ii) Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii) Classify securities into industry groups under the Global Industry Classification Standard (the "GICS"); and

(iv) Select securities for inclusion according to MSCI's index construction rules and guidelines.

Define the Universe of Listed Securities

The index construction process starts at the country level, with the identification of the universe of investment opportunities. MSCI classifies each company and its securities in one and only one country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds, equity derivatives and limited partnerships, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjust the Total Market Capitalization of Securities for Free Float

After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe. The process of free floating-adjusting market capitalization involves:

- Defining and estimating the free float available to foreign investors for each security, using MSCI's definition of free float.

- Assigning a free float-adjustment factor to each security.

- Calculating the free float-adjustment market capitalization of each security.

MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors.

In practice, limitations on free float available to international investors include:

- Strategic and other shareholdings not considered part of available free float.

- Limits on share ownership for foreign investors.

MSCI's estimation of free float is based solely on publicly available shareholder information obtained from multiple information sources. For each security, all available shareholdings are considered where public data is available, regardless of the size of the shareholding. Construction may be conducted with analysts, other industry experts and official company contacts, particularly where disclosure standards or data quality make the estimation of free float difficult.

Classifying the Universe of Securities Under the GICS

In addition to the free floating-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed the GICS in conjunction with Standard & Poor's. This comprehensive classification scheme provides a universal approach to industries worldwide and forms the basis for achieving MSCI's objective of reflecting broad and fair representation in its indices. The GICS currently consists of 10 sectors, 24 industry groups, 67 industries and 147 sub-industries.

Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can only belong to one industry grouping at each of the four levels of the GICS. A security is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company's revenues. For those companies that are engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, the company is classified in the sub-industry that provides the majority of both the company's revenues and earnings. Where no sub-industry provides the majority of both the company's revenues and earnings, the classification will be determined based on further MSCI research and analysis. In addition, a company significantly diversified across three or more sectors, none of which contributes the majority of revenues or earnings, will be classified in the industrial conglomerate or multi-sector holdings sub-industry. S&P and MSCI must agree on the current company classification for it to be labeled as "officially" classified under the GICS structure.

A company's industry classification is reviewed upon significant corporate events or when new information is made publicly available. S&P and MSCI meet annually to review the overall structure of the GICS system.

Selecting Securities for Index Inclusion

In order to ensure a broad and fair representation in the indices of the diversity of business activities in the universe, MSCI follows a "bottom-up" approach to index construction, building indices from the industry group level up. The bottom-up approach to index construction requires a thorough analysis and understanding of the characteristics of the universe. This analysis drives the individual security selection decisions, which aim to reflect the overall features of the universe in the country index.

MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the analysis of:

- Each company's business activities and the diversification that its securities would bring to the index.

- The size (based on free float-adjusted market capitalization) and liquidity of securities. All other things being equal, MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines and/or securities with inadequate liquidity are not considered for inclusion.

- The estimated free float for the company and its individual share classes. Only securities of companies with an estimated overall and/or security free float greater than or equal to 15% are, in general, considered for inclusion.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Maintenance of the Index and the Component Country Indices

In order to maintain the representativeness of the MSCI EAFE® Index, structural changes to the MSCI EAFE® Index as a whole may be made by adding or deleting Component Country Indices and the related Component Securities. Currently, such changes in the MSCI EAFE® Index may only be made on four dates per year. These dates are the last scheduled MSCI EAFE® Index close in February, May, August and November.

MSCI may add additional Component Country Indices to the MSCI EAFE® Index or subtract one or more of its current Component Country Indices prior to the expiration of the notes. Any such adjustments are made to the MSCI EAFE® Index so that the value of the MSCI EAFE® Index at the effective date of such change is the same as it was immediately prior to such change.

Each Component Country Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each Component Country Index, emphasis is also placed on its continuity, replicability and on minimizing turnover.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs. Index maintenance of the Component Country Indices is reflected in the MSCI EAFE® Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full Component Country Index reviews that systematically reassess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Potential changes in the status of countries (whether they are classified as standalone, emerging or developed countries) follow their own separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

Ongoing Event-Related Changes

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event.

Quarterly Index Review

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full Component Country Index review due to their importance.

These quarterly index reviews may result in additions and deletions of Component Securities from a Component Country Index and changes in "foreign inclusion factors" and in number of shares. Additions and deletions to Component Securities may result from:

- the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group;

- the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately;

- the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering;

- the replacement of companies which are no longer suitable industry representatives;

- the deletion of securities whose company and/or security free float has fallen to less than 15% as a result of a corporate event (other than conversion of share classes or merger of different share classes) and that do not meet specified criteria;

- the deletion of securities that have become very small or illiquid;

- the replacement of securities resulting from the review of price source for Component Securities with both domestic and foreign board quotations; and

- the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for Component Securities may result from:

- large market transactions involving strategic shareholders that are publicly announced;

- secondary offerings that, given lack of sufficient notice, were not reflected immediately;

- increases in foreign ownership limits;

- decreases in foreign ownership limits not applied earlier;

- corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa;

- updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI's pro forma free float estimate at the time of the event;

- large conversions of exchangeable bonds and other similar securities into already existing shares;

- the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and

- changes in the foreign inclusion factor as a result of other events of similar nature.

Adjustments for small changes in a Component Security's shares outstanding are generally deferred to the quarterly index review, and may result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only three dates per year. These dates are the close of the last business day of February, August and November. Any country may be impacted at the quarterly index review.

Annual Full Country Index Review

The annual full Component Country Index review includes a reappraisal of the free float-adjusted industry group representation within a country relative to the 85% target (*i.e.*, MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country), a detailed review of the shareholder information used to estimate free float for Component and non-Component Securities, updating the minimum size guidelines for new and existing Component Securities, as well as changes typically considered for quarterly index reviews. During a full Component Country Index review, securities may be added or deleted from a Component Country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for Component Securities changes during quarterly index reviews as discussed above. The annual review is conducted once every 12 months and implemented at the close of the last business day of May.

Announcement Policy

The results of the annual full country index review are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May.

The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February, August and November.

All changes resulting from the corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to these changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., New York Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of large secondary offerings for existing constituents, where possible, these changes will be announced prior to the end of a relevant subscription period and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both equity offerings and secondary offerings for U.S. securities will be confirmed through an announcement during market hours for same or next day implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

The MSCI EAFE® Index Is Subject to Currency Exchange Risk

Because the closing prices of the Component Securities are converted into U.S. dollars for purposes of calculating the value of the MSCI EAFE® Index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the Component Securities trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the Component Securities in the MSCI EAFE® Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the Component Securities trade will result in an increase in the value of the MSCI EAFE® Index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index will be adversely affected and may reduce or eliminate the payment at maturity, if any, on the notes. Fluctuations in currency exchange rates can have a continuing impact on the value of the MSCI EAFE® Index, and any negative currency impact on the MSCI EAFE® Index may significantly decrease the value of the notes. The return on an index composed of the Component Securities where the closing price is not converted into U.S. dollars can be significantly different from the return on the MSCI EAFE® Index, which is converted into U.S. dollars.

License Agreement with MSCI

MSCI and J.P. Morgan Securities Inc. expect to enter into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the MSCI EAFE® Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by MSCI. MSCI makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the MSCI EAFE® Index to track general stock market performance. MSCI's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of MSCI without regard to JPMorgan Chase & Co. or the notes. MSCI has no obligation to take the needs of JPMorgan Chase & Co. or the holders of the notes into consideration in determining, composing or calculating the MSCI EAFE® Index. MSCI is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. MSCI has no obligation or liability in connection with the administration, marketing or trading of the notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI EAFE® INDEX FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE

INDICES AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to MSCI's trade name, trade mark or service mark rights to the designations "Morgan Stanley Capital International®," "MSCI®," "Morgan Stanley Capital International Perspective®," to sponsor, endorse, market or promote the Notes without first contacting MSCI to determined whether MSCI's permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

Discontinuation of the MSCI EAFE® Index; Alteration of Method of Calculation

If MSCI discontinues publication of the MSCI EAFE® Index and MSCI or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued MSCI EAFE® Index (such index being referred to herein as an "EAFE successor index"), then the closing level for the MSCI EAFE® Index on any relevant Initial Averaging Date, if applicable, Valuation Date or other relevant date on which the closing level for the MSCI EAFE® Index is to be determined will be determined by reference to the level of such EAFE successor index at the close of trading on the relevant exchange or market for the EAFE successor index on such day.

Upon any selection by the Calculation Agent of an EAFE successor index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If MSCI discontinues publication of the MSCI EAFE® Index prior to, and such discontinuation is continuing on an Initial Averaging Date, if applicable, Valuation Date or any other relevant date on which the closing level for the MSCI EAFE® Index is to be determined, and the Calculation Agent determines, in its sole discretion, that no EAFE successor index is available at such time, or the Calculation Agent has previously selected an EAFE successor index and publication of such EAFE successor index is discontinued prior to and such discontinuation is continuing on, such Initial Averaging Date, Valuation Date or other relevant date, then the Calculation Agent will determine the closing level for the MSCI EAFE® Index for such date. The closing level for MSCI EAFE® Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating the MSCI EAFE® Index or EAFE successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the MSCI EAFE® Index or EAFE successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the MSCI EAFE® Index or any EAFE successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the MSCI EAFE® Index or an EAFE successor index, or the level thereof, is changed in a material respect, or if the MSCI EAFE® Index or an EAFE successor index is in any other way modified so that the MSCI EAFE® Index or such EAFE successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the MSCI EAFE® Index or such EAFE successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the closing level for the MSCI EAFE® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the MSCI EAFE® Index or such EAFE successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the closing level for the MSCI EAFE® Index with reference to the MSCI EAFE® Index or such EAFE successor index, as adjusted. Accordingly, if the method of calculating the MSCI EAFE® Index or a EAFE successor index is modified so that the level of the MSCI EAFE® Index or such EAFE successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the MSCI EAFE® Index), then the Calculation Agent will adjust its calculation of the MSCI EAFE® Index or such EAFE successor index in order to arrive at a level of the MSCI EAFE® Index or such EAFE successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE NASDAQ-100 INDEX®

We have derived all information contained in this product supplement regarding the NASDAQ-100 Index®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by The Nasdaq Stock Market, Inc. ("Nasdaq"). The NASDAQ-100 Index® was developed by Nasdaq and is calculated, maintained and published by Nasdaq. We make no representation or warranty as to the accuracy or completeness of such information. Nasdaq has no obligation to continue to publish, and may discontinue publication of, the NASDAQ-100 Index®.

General

The NASDAQ-100 Index® is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on The Nasdaq Global Market tier of The NASDAQ Stock Market. The NASDAQ-100 Index®, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. Current information regarding the market value of the NASDAQ-100 Index® is available from Nasdaq as well as numerous market information services.

The NASDAQ-100 Index® share weights of the component securities of the NASDAQ-100 Index® at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the level of the NASDAQ- 100 Index® is directly proportional to the value of its NASDAQ-100 Index® share weight.

Calculation of the NASDAQ-100 Index®

At any moment in time, the value of the NASDAQ-100 Index® equals the aggregate value of the then-current NASDAQ-100 Index® share weights of each of the NASDAQ-100 Index® component securities, which are based on the total shares outstanding of each such NASDAQ-100 Index® component security, multiplied by each such security's respective last sale price on The NASDAQ Stock Market (which may be the official closing price published by The NASDAQ Stock Market), and divided by a scaling factor (the "divisor"), which becomes the basis for the reported NASDAQ-100 Index® value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for NASDAQ-100 Index® reporting purposes.

Underlying Stock Eligibility Criteria and Annual Ranking Review

Initial Eligibility Criteria

To be eligible for initial inclusion in the NASDAQ-100 Index®, a security must be listed on The NASDAQ Stock Market and meet the following criteria:

- the security's U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume of at least 200,000 shares;

- if the security is of a foreign issuer (a foreign issuer is determined based on its country of organization), it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;

- only one class of security per issuer is allowed;

- the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being NASDAQ-100 Index® eligible;

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

- the security must have "seasoned" on the NASDAQ Stock Market or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

- if the security would otherwise qualify to be in the top 25% of the securities included in the NASDAQ-100 Index® by market capitalization for the six prior consecutive month-ends, then a one-year "seasoning" criterion would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the NASDAQ-100 Index® the following criteria apply:

- the security's U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process described below;

- if the security is of a foreign issuer, it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States, as measured annually during the ranking review process;

- the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NASDAQ-100 Index® at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it will be removed from the NASDAQ-100 Index® effective after the close of trading on the third Friday of the following month; and

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These NASDAQ-100 Index® eligibility criteria may be revised from time to time by Nasdaq without regard to the notes.

Annual Ranking Review

The NASDAQ-100 Index® securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (this evaluation is referred to herein as the "Ranking Review"). Securities listed on The NASDAQ Stock Market which meet the applicable eligibility criteria are ranked by market value. NASDAQ-100 Index®-eligible securities which are already in the NASDAQ-100 Index® and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the NASDAQ-100 Index®. A security that is ranked 101 to 125 is also retained, *provided* that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those NASDAQ-100 Index®-eligible securities not currently in the NASDAQ-100 Index® that have the largest market capitalization. The data used in the ranking includes end of October market data from The NASDAQ Stock Market and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year, a NASDAQ-100 Index® security is determined by Nasdaq to become ineligible for continued inclusion in the NASDAQ-100 Index®, the security will be replaced with the largest market capitalization security not currently in the NASDAQ-100 Index® and meeting the NASDAQ-100 Index® eligibility criteria listed above.

Index Maintenance

In addition to the Ranking Review, the securities in the NASDAQ-100 Index® are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 5.0%, that change will be made to the NASDAQ-100 Index® as soon as practical, normally within ten days of such corporate action. Otherwise, if the change in total shares outstanding is less than 5.0%, then all those changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the NASDAQ-100 Index® share weights for those underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in those NASDAQ-100 Index® securities. Ordinarily, whenever there is a change in the NASDAQ-100 Index® share weights, a change in a component security included in the NASDAQ-100 Index®, or a change to the price of a component security due to spin-off, rights issuances or special cash dividends, Nasdaq adjusts the divisor to ensure that there is no discontinuity in the level of the NASDAQ-100 Index® which might otherwise be caused by any of those changes. All changes will be announced in advance and will be reflected in the NASDAQ-100 Index® prior to market open on the effective date of such changes.

Index Rebalancing

The NASDAQ-100 Index® is calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the NASDAQ-100 Index® by a few large stocks); (3) reduce NASDAQ-100 Index® performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest NASDAQ-100 Index® securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, the NASDAQ-100 Index® securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the NASDAQ-100 Index® (*i.e.*, as a 100-stock index, the average percentage weight in the NASDAQ-100 Index® is 1.0%).

This quarterly examination will result in a NASDAQ-100 Index® rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization component security must be less than or equal to 24.0% and (2) the "collective weight" of those component securities the individual current weights of which are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the NASDAQ-100 Index®.

If either one or both of these weight distribution requirements are not met upon quarterly review, or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest component security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest component security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those component securities the individual current weights or adjusted weights in accordance with the preceding step of which are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the "collective weight", so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the component security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the NASDAQ-100 Index®.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the component stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each of the component securities are set, the NASDAQ-100 Index® share weights will be determined anew based upon the last sale prices and aggregate capitalization of the NASDAQ-100 Index® at the close of trading on the Tuesday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the NASDAQ-100 Index® share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the NASDAQ-100 Index® divisor will be made to ensure continuity of the NASDAQ-100 Index®.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current NASDAQ-100 Index® share weights. However, Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the component securities. In those instances, Nasdaq would announce the different basis for rebalancing prior to its implementation.

License Agreement

We have entered into a non-exclusive license agreement with Nasdaq providing for the license to us, in exchange for a fee, of the right to use the NASDAQ-100 Index® in connection with certain securities, including the notes.

The license agreement between Nasdaq and us provides that the following language must be stated in this product supplement:

The notes are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the NASDAQ-100 Index® to track general stock market performance. The Corporations' only relationship to

JPMorgan Chase & Co. is in the licensing of the NASDAQ-100®, NASDAQ-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index® which is determined, composed and calculated by Nasdaq without regard to JPMorgan Chase & Co. or the notes. Nasdaq has no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the NASDAQ-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the NASDAQ-100 Index®; Alteration of Method of Calculation

If Nasdaq discontinues publication of the NASDAQ-100 Index®, and Nasdaq or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued NASDAQ-100 Index® (such index being referred to herein as a "NASDAQ-100 successor index"), then the closing level for the NASDAQ-100 Index® on any relevant Initial Averaging Date, if applicable, Valuation Date or other relevant date on which the closing level for the NASDAQ-100 Index® is to be determined will be determined by reference to the level of such NASDAQ-100 successor index at the close of trading on The NASDAQ Stock Market or the relevant exchange or market for the NASDAQ-100 successor index on such day.

Upon any selection by the Calculation Agent of a NASDAQ-100 successor index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Nasdaq discontinues publication of the NASDAQ-100 Index® prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Valuation Date or any other relevant date on which the closing level for the NASDAQ-100 Index® is to be determined and the Calculation Agent determines, in its sole discretion, that no NASDAQ-100 successor index is available at such time, or the Calculation Agent has previously selected a NASDAQ-100 successor index and publication of such NASDAQ-100 successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Valuation Date or other relevant date, then the Calculation Agent will determine the closing level for the NASDAQ-100 Index® for such date. The closing level for the NASDAQ-100 Index® will be computed by the Calculation Agent in accordance with the formula for and method of calculating the NASDAQ-100 Index® or NASDAQ-100 successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the NASDAQ-100 Index® or NASDAQ-100 successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the NASDAQ-100 Index® or NASDAQ-100 successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the NASDAQ-100 Index® or a NASDAQ-100 successor index, or the level thereof, is changed in a material respect, or if the NASDAQ-100 Index® or a NASDAQ-100 successor index is in any other way modified so that the NASDAQ-100 Index® or such

NASDAQ-100 successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the NASDAQ-100 Index® or such NASDAQ-100 successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the closing level for the NASDAQ-100 Index® is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the NASDAQ-100 Index® or such NASDAQ-100 successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the closing level for the NASDAQ-100 Index® with reference to the NASDAQ-100 Index® or such NASDAQ-100 successor Index, as adjusted. Accordingly, if the method of calculating the NASDAQ-100 Index® or a NASDAQ-100 successor index is modified so that the level of the NASDAQ-100 Index® or such NASDAQ-100 successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the NASDAQ-100 Index®), then the Calculation Agent will adjust its calculation of the NASDAQ-100 Index® or such NASDAQ-100 successor index in order to arrive at a level of the NASDAQ-100 Index® or such NASDAQ-100 successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE RUSSELL 2000® INDEX

We have derived all information contained in this product supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Frank Russell. The Russell 2000® Index was developed by Frank Russell and is calculated, maintained and published by Frank Russell. We make no representation or warranty as to the accuracy or completeness of such information.

The Russell 2000® Index is an index calculated, published and disseminated by Frank Russell, and measures the capitalization-weighted price performance of the stocks included in the Russell 2000® Index (the "Russell 2000 Component Stocks"). All stocks included in the Russell 2000® Index are traded on the NYSE, the AMEX, The NASDAQ Stock Market or in the over-the-counter stock market, and are the middle 2,000 of the securities that form the Russell 3000E™ Index. The Russell 3000E™ Index is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-group of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 2000® Index, a company's stocks must be listed on May 31st of a given year and Frank Russell must have access to documentation verifying the company's eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

U.S.-incorporated companies are eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Beginning May 31, 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: the Bahamas, Belize, Bermuda, the British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles and Panama. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 2000® Index. Companies incorporated in these regions are specifically considered eligible for the Russell 2000® Index only if the company meets one of the following criteria: (i) the company headquarters are in the U.S. or (ii) the company headquarters are also in the designated region/country, and the primary exchange for local shares is in the United States. ADRs are not eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 2000® Index.

The following securities are specifically excluded from the Russell 2000® Index: (i) stocks that are not traded on a major U.S. exchange; (ii) preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (iii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, over-the-counter traded securities, closed-end investment companies and limited partnerships. In addition, Berkshire Hathaway is excluded as a special exception.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000E™ Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary trading vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31st of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization as of May 31, with the actual reconstitution effective on the first trading day following the final Friday of June each year, except that if the last Friday of June of any year is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Russell 2000 Component Stocks relative to the capitalization on a base date. The current Russell 2000® Index value is calculated by adding the market values of the Russell 2000 Component Stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000® Index on the base date of December 31, 1986. To calculate the Russell 2000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a Russell 2000 Component Stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for Russell 2000 Component Stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC corporate filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares – corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – corporate cross-ownership occurs when shares of a company in the Russell 2000® Index are held by another member of a Russell index (including Russell Global Indexes). Any percentage held in this class will be adjusted;

- Large private and corporate shares – large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the Russell 2000® Index, partnerships, insurance companies not in the Russell 2000® Index, mutual funds, banks not in the Russell 2000® Index or venture capital funds;

- Unlisted share classes – classes of common stock that are not traded on a U.S. securities exchange; and

- Initial public offering lock-ups – shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Russell 2000® Index.

Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not a Russell 2000® Index adjustment is required.

- "No Replacement" Rule – Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

- Rules for Deletions – When a stock is acquired, delisted or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange if the corporate action is considered to be final prior to 2:00 p.m. Eastern Standard Time, or the following day if the corporate action is considered to be final after 2:00 p.m. Eastern Standard Time. Companies that file for a Chapter 7 liquidation bankruptcy will be removed from the Russell 2000® Index at the time of the bankruptcy filing; whereas, companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the Russell 2000® Index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. Members of the Russell 2000® Index that are re-incorporated in another country are deleted when the re-incorporation is final.

- Rules for Additions – The only additions between reconstitution dates are as a result of spin-offs and initial public offerings. Spin-off companies are added to the parent company's index and capitalization tier of membership, *if* the spin-off company is sufficiently large. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. If a U.S. spin-off occurs from a Russell Global ex-U.S. Index member, the spun-off company will be placed in the parent's index and capitalization tier of the Russell Global Index.

- Merger and Acquisition – When mergers or acquisitions occur, changes to the membership and weighting of members within the Russell 2000® Index occur. In the event a merger or acquisition occurs between members of the Russell 2000® Index, the acquired company is deleted and its market capitalization moves to the acquiring stock according to the terms of the merger, hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. If the acquiring company is a member of the Russell 2000® Index, but the acquired company is not, the shares for the acquiring stock are adjusted at month-end. If the acquiring company is not a member of any of the Russell Indexes, there are two possibilities:

  - Reverse Merger – If the acquiring company is a private, non-publicly traded company or OTC company, Frank Russell will review the action to determine if it is considered a reverse merger, defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a Russell Index. If it is determined that an action is a reverse merger, the newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger. The acquired company will be removed from the current index simultaneously.

  - Standard Action – The acquired company is deleted after the action is final.

- De-listed Stocks – When stocks from the Russell 2000® Index are deleted as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day of deletion, or the following day using the closing OTC bulletin board price. However, there may be corporate events, such as mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Re-Classification and Re-Incorporation – For re-classification of shares, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations, deleted entities will be removed either after the close of the current day using the last traded price, if the re-incorporation achieves final status prior to 2:00 p.m. New York Time, or after the close of the following day at the last traded price, if the re-incorporation achieves final status after 2:00 p.m. Eastern Standard Time.

Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002, only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

Disclaimers. The notes are not sponsored, endorsed, sold, or promoted by Frank Russell or any successor thereto or index owner and neither Frank Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell's only relationship to JPMorgan Chase & Co. and its affiliates is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to JPMorgan Chase & Co. and its affiliates or the notes. Frank Russell is not responsible for and has not reviewed the notes or any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

"Russell 2000® Index" and "Russell 3000E™ Index" are trademarks of Frank Russell Company and have been licensed for use by JPMorgan Chase Bank, National Association and its affiliates. This transaction is not sponsored, endorsed, sold, or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of entering into this transaction.

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO. AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the Russell 2000® Index; Alteration of Method of Calculation

If Frank Russell discontinues publication of the Russell 2000® Index, and Frank Russell or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Russell 2000® Index (such index being referred to herein as a "Russell 2000 successor index"), then the closing level for the Russell 2000® Index on any relevant Initial Averaging Date, if applicable, Valuation Date or other relevant date on which the closing level for the Russell 2000® Index is to be determined will be determined by reference to the level of such Russell 2000 successor index at the close of trading on NYSE, AMEX, The NASDAQ Stock Market or the relevant exchange or market for the Russell 2000 successor index on such day.

Upon any selection by the Calculation Agent of a Russell 2000 successor index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Frank Russell discontinues publication of the Russell 2000® Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Valuation Date or any other relevant date on which the closing level for the Russell 2000® Index is to be determined and the Calculation Agent determines, in its sole discretion, that no Russell 2000 successor index is available at such time, or the Calculation Agent has previously selected a Russell 2000 successor index and publication of such Russell 2000 successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Valuation Date or other relevant date, then the Calculation Agent will determine the closing level for the Russell 2000® Index for such date. The closing level for the Russell 2000® Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Russell 2000® Index or Russell 2000 successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Russell 2000® Index or Russell 2000 successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Russell 2000® Index or Russell 2000 successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the Russell 2000® Index or a Russell 2000 successor index, or the level thereof, is changed in a material respect, or if the Russell 2000® Index or a Russell 2000 successor index is in any other way modified so that the Russell 2000® Index or such Russell 2000 successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the Russell 2000® Index or such Russell 2000 successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Level for the Russell 2000® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the Russell 2000® Index or such Russell 2000 successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the closing level for the Russell 2000® Index with reference to the Russell 2000® Index or such Russell 2000 successor index, as adjusted. Accordingly, if the method of calculating the Russell 2000® Index or a Russell 2000 successor index is modified so that the level of the Russell 2000® Index or such Russell 2000 successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Russell 2000® Index), then the Calculation Agent will adjust its calculation of the Russell 2000® Index or such Russell 2000 successor index in order to arrive at a level of the Russell 2000® Index or such Russell 2000 successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE JPMORGAN GBI GLOBAL BOND TOTAL RETURN INDEX

The JPMorgan Government Bond Indices ("**GBI**") are composed of the regularly-traded, fixed-rate, domestic government bonds of countries with liquid government debt markets. GBI are constructed according to a specific country, liquidity and/or maturity sector criteria to accommodate specific objectives and constraints of individual portfolio managers. The JPMorgan GBI Global Bond Total Return Index (the "**GBI Total Return Index**") was launched in 1989. The Reference Portfolios will be calculated using the value of the GBI Total Return Index Hedged into U.S. dollars, rather than the value of the GBI Total Return Index itself.

The following is a summary of the features of the GBI Total Return Index:

Market Coverage

Countries:	Government bond issues from 13 local markets.
Instruments Excluded:	Floating rate notes, perpetuals, bonds targeted at the domestic market for tax purposes, bonds with callable, puttable or convertible features.
Liquidity:	Benchmark, actively traded and regularly traded bonds. Excludes less active and illiquid bonds.
Maturity:	Minimum remaining maturity of 1 year.

Indices

By Type:	Total Return.
By Liquidity:	Benchmark, Active, Traded.
Maturity Sectors:	1-3, 3-5, 5-7, 7-10 and 10+ years.
Hedged:	Based on one month rolling forward contracts.

Statistics

Yield, duration, convexity, remaining maturity, average coupon.

Calculation Characteristics

Pricing:	Local market closing mid prices.
FX rates:	4:00 p.m. London Time.
Rebalancing:	Amounts outstanding updated at the beginning of the month only.
Reinvestment:	Daily, fully invested index. Coupons reinvested.
Security Weighting:	Individual securities weighted by current market capitalization.

Composition and Organization of GBI Total Return Index

The GBI Total Return Index is composed of issues from 13 international bond markets actively traded by institutional investors. The constituent sovereign issuers were chosen based on their relatively liquid government debt markets with relative stability, active trading and scale. The calculation of the value of the GBI Total Return Index is intended to reflect actual changes in the value of a portfolio consisting of the same securities.

In each market selected, the instruments included in the GBI Total Return Index must have fixed coupons, must be tradable and redeemable for cash and should not appeal exclusively to domestic investors for local tax or regulatory reasons.

Organization by Country

GBI are organized by country. The GBI Total Return Index consists of 13 countries and has a base date of December 31, 1987. The composition of the GBI Total Return Index has been unchanged over time; however, the composition may change and we do not make any representation regarding changes to the GBI Total Return Index in the future. The following are the countries and respective weightings as of December 27, 2007:

Australia	0.36%
Belgium	2.74%
Canada	2.01%
Denmark	0.70%
France	8.70%
Germany	10.41%
Italy	9.93%
Japan	29.97%
Netherlands	2.43%
Spain	3.37%
Sweden	0.74%
United Kingdom	6.50%
United States	22.15%

Organization by Liquidity Sector

The GBI are comprised only of liquid instruments, for which JPMSI has established and enforces liquidity criteria in the selection of referenced instruments. A certain issue of bonds may be illiquid even if it would otherwise meet the following liquidity criteria, for a variety of reasons, including that governments may restrict portions of a bond issue from trading publicly. The main liquidity criteria focus on ensuring that bonds are both investable and replicable. First, bonds must trade with enough frequency to prevent stale price quotations. Second, a two-way market must exist. Finally, investors should be able to replicate the index without incurring excessive transaction costs. The amount outstanding of a bond has no influence on the inclusion criteria, but generally for a market to exist the issue must be of a certain size, although this will vary from market to market.

On a monthly basis, JPMSI local market representatives review the bond composition lists and assign each bond a liquidity according to the following criteria:

- Benchmark issues are the most liquid issues, recognized as market indicators. They are usually recent sizable new issues or reopened issues.

- Active is the next level of liquidity, including all benchmark issues plus other issues with significant daily turnover usually including previous benchmark issues.

- Traded is the broadest level of liquidity, including all Benchmark and Active issues plus any other issues that meet the liquidity criteria discussed above.

JPMSI regularly monitors the liquidity criteria of a bond. If the liquidity of a bond changes, it will be reflected in the next rebalancing.

Organization by Maturity Sector

GBI can be broken down into maturity sectors. Standard sectors of 1-3, 3-5, 5-7, 7-10 and 10+ years are the most commonly used. GBI includes only bonds with a remaining maturity of greater than 12 months. Each bond is assigned to one or more sectors based on the bond's remaining maturity at the start of the month. For example, a specific bond can be part of the 1-3 sector and the 1-5 sector. The composition of each maturity sector will remain unchanged until the next index rebalancing. As bonds mature, they will migrate from sector to sector, *e.g.* a 10 year bond will start in the 7-10 sector, and over time, will move to the 5-7 and then to the 3-5. At the rebalance date, bonds must have at least 12 months remaining for the whole of the following month to be included in the GBI.

Calculations

All calculations are done according to local market convention, using parameters relevant to each specific bond. GBI return calculations reflect the actual changes in the value of a portfolio consisting of the same securities. GBI are available on a next day basis. Each issue's price, which includes accrued interest, is a mid rate and is taken at close of business in the local JPMorgan office for all markets except Australia, Denmark, Ireland, New Zealand, Portugal and Sweden where a third party source is used. All spot and forward rates are supplied by the WMCompany at 4:00 p.m. London time. Accrued interest is calculated according to the country-specific market conventions on a settlement day basis.

GBI measures the changing value of an index portfolio by weighting the total return of each constituent bond by the market value on the previous day. Bond specific information is aggregated to the portfolio level using weights based on current daily market capitalization. To calculate bond weights in portfolios consisting of bonds of more than one currency, market capitalization must be converted to a common currency. Each weight is equal to the amount outstanding at the beginning of each month multiplied by the security's net price plus accrued interest (gross price).

In addition to monitoring returns, GBI uses a variety of statistics to compare fixed income instruments, including yield to maturity (an estimate of the annualized total return that an investor will receive if a bond is held until maturity), duration and convexity (each a measure of a bond's price sensitivity to small changes in interest rates). Like returns, each of these statistics is weighted based on current daily market capitalization. Individual bond statistics are calculated according to market convention.

GBI indices are rebalanced monthly at the close of business on the first business day of the month. No changes are made to the composition of the GBI indices mid-month. As part of rebalancing, each bond is assigned to a maturity sector based upon its maturity as compared to the rebalance date. The maturity sector designations also remain fixed for the entire month until the next rebalancing. As bonds age, they migrate from sector to sector at rebalancing.

Local market representatives monitor market activity and monthly specify appropriate changes to the GBI composition, which take effect on the next rebalance date. Changes to bond composition reflect auctions of new issues and re-openings and buybacks of existing issues. In addition, local market representatives monitor trading activity and make changes to the liquidity designations of specific bonds. For example, if it observes that a bond is no longer the current benchmark, it will update that bond's liquidity from benchmark to active.

Daily bond price quotes include both clean prices, which are quoted in the market, and accrued interest. The daily return on a bond measures the change in price between two days. Total return is based on changes in both the clean price and accrued interest. Daily returns are always calculated between consistent portfolios.

A new index value is determined by a return to the old index value:

New Index = Old Index (1 + return)

To calculate the total return on a GBI index, at initialization an index is given a base value of 100; and daily returns are then applied:

$$Index_t = Index_t \ x \ Total \ Return_t + Index_{t-1}$$

GBI returns may be calculated on the basis of total return (which takes into account both interest and principal), principal return only or interest return only. Accrued interest is calculated according to market convention, on a settlement day basis. To mirror the activity of international investors, index returns are either calculated in local currency or may be calculated in a variety of foreign currencies on either an unhedged or a hedged basis.

GBI coupons are always fully reinvested. All coupons received are immediately invested back into the local market until the next index rebalancing. JPMorgan captures this reinvestment in its calculations by adding the coupon value into return calculations on the coupon date. The exact calculation for the reinvestment of coupons will vary depending on the rules applicable in the country issuing the bond.

For the purpose of calculating the value of the Reference Portfolios, the value used for determining the Bond Index Closing Level is the value of the GBI Total Return Index Hedged into U.S. dollars, which can be found at Bloomberg ticker "JHDCGBIG", or, if the GBI Total Return Index Hedged into U.S. dollars is no longer available at such Bloomberg ticker, the GBI Total Return Index Hedged into U.S. dollars can be obtained by contacting JPMSI at structured_investments_na@jpmorgan.com or at 1-800-576-3529. The GBI Total Return Index is hedged on a daily basis. Rebalancing of the GBI Total Return Index Hedged into U.S. dollars occurs on the first business day of every month, at which time a forward rate is purchased and such forward rate is then marked to market each day throughout the month until the next rebalancing occurs.

Discontinuance of the GBI Total Return Index; Alteration of Method of Calculation

In the event that the GBI Total Return Index (i) is not calculated and published by JPMSI but is calculated and published by any other entity or (ii) is replaced by a Bond successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the GBI Total Return Index (such index being referred to herein as a "Bond successor index") or (iii) is discontinued or otherwise ceases to exist, but the Calculation Agent considers there to be in existence at such time a Bond successor index which, if substituted for the GBI Total Return Index, would materially preserve the economic equivalent in the Reference Portfolios of the GBI Total Return Index immediately prior to such substitution, then the GBI Total Return Index will be deemed to be the index so calculated and published by such other entity or the Bond successor index, as the case may be, and any Bond Index Closing Level will be determined by reference to the level of such other index or such Bond successor index at the close of trading on the relevant Bond Index Valuation Date or other relevant date as set forth in the relevant terms supplement.

The Calculation Agent will cause written notice of a disruption event and any change in the entity calculating and publishing the index or in the index to be promptly furnished to us and to the holders of the notes.

If the GBI Total Return Index is discontinued or ceases to exist prior to, and such discontinuation and cessation is continuing on, any Bond Index Valuation Date(s) or other relevant date as set forth in the relevant terms supplement, and the Calculation Agent determines, in its sole discretion, that no Bond successor index is available at such time, then the Calculation Agent will determine the Bond Index Closing Level for such date. The Bond Index Closing Level will be computed by the Calculation Agent in accordance with the formula for and method of calculating the GBI Total Return Index last in effect prior to such discontinuation or cessation, using the closing price (or, if trading in the relevant government bonds has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each government bond most recently constituting the GBI

Total Return Index. Notwithstanding these alternative arrangements, discontinuation of the publication of the GBI Total Return Index on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the GBI Total Return Index or a Bond successor index, or the level thereof, is changed in a material respect, or if GBI Total Return Index or a Bond successor index is in any other way modified so that the GBI Total Return Index or such Bond successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the GBI Total Return Index or such Bond successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on the Bond Index Valuation Date(s), make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a government bond index comparable to the GBI Total Return Index or such Bond successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Bond Index Closing Level with reference to the GBI Total Return Index or such Bond successor index, as adjusted. Accordingly, if the method of calculating the GBI Total Return Index or a Bond successor index is modified so that the level of GBI Total Return Index or such Bond successor index is a fraction of what it would have been if there had been no such modification, then the Calculation Agent will adjust its calculation of the GBI Total Return Index or such Bond successor index in order to arrive at a level of the GBI Total Return Index or such Bond successor index as if there had been no such modification, and from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Bond Index Closing Level is to be determined, make such calculations and adjustments.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. • or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. • or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. • and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

i. target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment;

ii. investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication;

iii. the number of contacted investors should be relatively small;

iv. investors should receive complete and precise information on the proposed investment;

v. any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient;

vi. the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina; and

vii. the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement have not been and will not be registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 39-VII and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, provided we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" –the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal

Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been or will be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

  i.   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

  ii.   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

  iii. to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

iv. to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia *(Registro Nacional de Valores y Emisores)* kept by the Colombian Financial Superintendency *(Superintendencia Financiera de Colombia)* or in the Colombian Stock Exchange *(Bolsa de Valores de Colombia)*.

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (Sala General de la Superintendencia de Valores), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 39-VII and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the

Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, the "FMSA"):

i.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

ii.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

iii. Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

iv.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

v.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

    a.   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

    b.   the size of the investor's securities portfolio exceeds €500,000;

    c.   the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

    provided this person has:

      i. expressly requested the AFM to be considered as a qualified investor; and

      ii. been entered on the register of qualified investors maintained by the AFM;

vi. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

    a.   an average number of employees during the financial year of at least 250;

    b.   total assets of at least €43,000,000; or

    c.   an annual net turnover of at least €50,000,000.

vii. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

viii. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

ix. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

i.   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (Burgerlijk Wetboek) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

ii.   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 109-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 109-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 109-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (Comisión Nacional de Valores) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (Banco Central de Venezuela) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).